Exhibit 99.6

ENERGY FUELS INC.

2011 ANNUAL INFORMATION FORM

December 17, 2011

ENERGY FUELS INC.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

ITEM 1 -	CORPORATE STRUCTURE	8
1.1	NAME, ADDRESS AND INCORPORATION	8
1.2	INTER-CORPORATE RELATIONSHIPS	8
ITEM 2 -	GENERAL DEVELOPMENT OF THE BUSINESS	8
2.1	THREE YEAR HISTORY	8
2.2	SIGNIFICANT ACQUISITIONS	13
ITEM 3 -	DESCRIPTION OF THE BUSINESS	13
3.1	GENERAL	13
3.2	RISK FACTORS	15
3.3	MINERAL PROJECTS	26
3.4	PIÑON RIDGE MILL	27
3.5	MARKETING	29
ITEM 4 -	WHIRLWIND MINE	30
4.1	PROPERTY DESCRIPTION AND LOCATION	30
4.2	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	30
4.3	HISTORY	31
4.4	GEOLOGICAL SETTING	31
4.5	MINERALIZATION	32
4.6	DRILLING	32
4.7	SAMPLING, ANALYSIS AND DATA VERIFICATION	33
4.8	EXPLORATION AND DEVELOPMENT	33
4.9	MINERAL RESOURCES	34
ITEM 5 -	ENERGY QUEEN MINE	34
5.1	PROPERTY DESCRIPTION AND LOCATION	34
5.2	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	35
5.3	HISTORY	36
5.4	GEOLOGICAL SETTING	36
5.5	MINERALIZATION	36
5.6	DRILLING	37
5.7	SAMPLING, ANALYSIS AND DATA VERIFICATION	38
5.8	EXPLORATION AND DEVELOPMENT	38
5.9	MINERAL RESOURCES	38
ITEM 6 -	SAN RAFAEL URANIUM PROJECT	39
6.1	TECHNICAL REPORT SUMMARY	39
ITEM 7 -	SAGE PLAIN PROJECT	40
7.1	TECHNICAL REPORT SUMMARY	41
ITEM 8 -	NON-MATERIAL MINERAL PROJECTS	43
ITEM 9 -	DIVIDENDS	47

ITEM 10 -	DESCRIPTION OF CAPITAL STRUCTURE	47
10.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE	47
10.2	RIGHTS PLAN	47
ITEM 11 -	MARKET FOR SECURITIES	48
ITEM 12 -	DIRECTORS AND OFFICERS	48
12.1	NAME, OCCUPATION AND SECURITY HOLDING	48
12.2	CEASE TRADE ORDERS AND BANKRUPTCIES	51
12.4	CONFLICTS OF INTEREST	53
ITEM 13 -	AUDIT COMMITTEE	53
13.1	AUDIT COMMITTEE CHARTER	53
13.2	COMPOSITION OF THE AUDIT COMMITTEE	53
13.3	RELEVANT EDUCATION AND EXPERIENCE	53
13.4	RELIANCE ON CERTAIN EXEMPTIONS	54
13.5	AUDIT COMMITTEE OVERSIGHT	54
13.6	PRE-APPROVAL POLICIES AND PROCEDURES	54
13.7	EXTERNAL AUDITOR SERVICE FEES	54
ITEM 14 -	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	55
ITEM 15 -	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	55
ITEM 16 -	TRANSFER AGENTS AND REGISTRARS	55
ITEM 17 -	MATERIAL CONTRACTS	55
ITEM 18 -	INTERESTS OF EXPERTS	56
18.1	NAMES OF EXPERTS	56
18.2	INTERESTS OF EXPERTS	56
ITEM 19 -	ADDITIONAL INFORMATION	57
AUDIT COMMITTEE CHARTER		58

Documents Incorporated by Reference

The following documents are specifically incorporated by reference in this Annual Information Form:

1.

The consolidated financial statements of Energy Fuels Inc. for the year ended September 30, 2011 prepared in accordance with Canadian generally accepted accounting principles and the auditors' report thereon (the “2011 Annual Financial Statements”);

2.	Management’s Discussion and Analysis of Energy Fuels Inc. for the year ended September 30, 2011 (the “2011 Annual MD&A”);

3.	Technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind

Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado (the “Whirlwind Technical Report”) in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators (“NI 43-101”);

4.

Technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Property, San Juan County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado (the “Energy Queen Technical Report”) in accordance with NI 43-101;

5.	Technical report dated March 21, 2011 entitled “NI 43-101 Technical Report on San Rafael Uranium Project (including the Deep Gold Uranium Deposit and the Down Yonder Uranium

Deposit) Emery County, Utah”, prepared by O. Jay Gatten, Utah Professional Geologist (the “San Rafael Technical Report”) in accordance with NI 43-101.

6.	Technical report dated December 16, 2011 entitled “Technical Report on Colorado Plateau

Partners LLC (Energy Fuels Resources Corporation and Lynx-Royal JV) Sage Plain Project (Including the Calliham Mine and Sage Mine), San Juan County, Utah and San Miguel County,

Colorado” prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado (the “Sage Plain Technical Report”) in accordance with

NI 43-101;

The above documents are available for review on the System for Electronic Data Analysis and Retrieval (“SEDAR”), which may be accessed on the Internet at website: www.sedar.com.

Currency

In this Annual Information Form, references to “US$” are to United States dollars, and references to “$” are to Canadian dollars. The nominal noon rate of exchange on September 30, 2011 (the last day of the Corporation’s most recently completed financial year), as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = $1.0389. The nominal noon rate of exchange on December 16, 2011, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = $1.037.

Forward-Looking Statements

This Annual Information Form contains “forward-looking statements”. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Such factors include, among others, risks related to international operations; actual results of planned expansion activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in grade or recovery rates; accidents, labour disputes and other risks of the mineral exploration and mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under “Description of the Business – Risk Factors”. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glossary of Terms

In this Annual Information Form, in addition to the terms which are defined parenthetically, the following terms shall have the following means respectively:

“ASP” means Arizona Strip Partners LLC, a joint venture between Energy Fuels and Royal USA;

“BLM” means the Bureau of Land Management;

“CDPHE” means the Colorado Department of Public Health & Environment;

“Common Shares” means common shares in the capital of the Corporation, as constituted on the date hereof;

“Corporation” means Energy Fuels Inc.;

“CPP” means Colorado Plateau Partners LLC, a limited liability company owned as 50% by Energy Fuels and 50% by Lynx-Royal;

“DOE” means the U.S. Department of Energy;

“Dundee” means Dundee Resources Limited, a subsidiary of Dundee Corporation;

“EFRC” means Energy Fuels Resources Corporation, a wholly-owned subsidiary of the Corporation;

“Energy Fuels” means, collectively, the Corporation and its subsidiaries;

“EPA” means the Environmental Protection Agency of the United States;

“FY 2010” means the fiscal year of the Corporation ended September 30, 2010;

“FY 2011” means the fiscal year of the Corporation ended September 30, 2011;

“License” means the Radioactive Materials License issued by the CDPHE in respect of the Piñon Ridge Mill;

“Lynx-Royal” means Lynx-Royal JV LLC, which is a member of Colorado Plateau Partners LLC;

“Magnum” means Magnum Uranium Corp., a wholly-owned subsidiary of the Corporation;

“Magnum USA” means Magnum Minerals USA Corp., a wholly-owned subsidiary of the Corporation;

“MCBOCC” means the Montrose County Board of County Commissioners;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, adopted by the Canadian Securities Administrators;

“Piñon Ridge Mill” or “Mill” means the proposed Piñon Ridge Mill, which is located near Naturita, Colorado;

“Royal USA” means Royal USA Inc., a subsidiary of Aldershot Resources Ltd;

“SMA” means Sheep Mountain Alliance, a non-governmental organization based in Telluride, Colorado, which has commenced litigation seeking to invalidate the SUP and the License.

“SUP” means the Special Use Permit for the Piñon Ridge Mill;

“Titan” means Titan Uranium Inc.;

“tpd” means tons per day;

“TSX” means the Toronto Stock Exchange;

“West Lisbon” means West Lisbon JV LLC, a joint venture between Energy Fuels and Mesa Uranium Company;

ITEM 1 -	CORPORATE STRUCTURE

1.1	Name, Address and Incorporation

The Corporation was incorporated on June 24, 1987 in the Province of Alberta under the name Volcanic Metals Exploration Inc. On September 2, 2005, the Corporation was continued under the Business Corporations Act (Ontario). Volcanic Metals Exploration Inc. changed its name to Energy Fuels Inc. on May 26, 2006.

The registered office of the Corporation is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6. The principal office of the Corporation’s U.S. subsidiaries is located at Suite 600, 44 Union Blvd., Lakewood, Colorado, 80228 USA.

1.2	Inter-Corporate Relationships

The following chart lists all of the Corporation’s material subsidiaries, their respective jurisdictions of incorporation, and the Corporation’s ownership interest in each:

ITEM 2 -	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Three Year History

Energy Fuels is a Toronto, Ontario based uranium and vanadium exploration and mine development company with projects located in the states of Colorado, Utah, Arizona, Wyoming and New Mexico through its wholly-owned Canadian subsidiary Magnum, its wholly-owned U.S. subsidiaries EFRC and Magnum USA, and by way of joint venture interests in Arizona Strip Resources JV LLC (a Delaware LLC, 50% interest), Arizona Strip Partners LLC (a Delaware LLC, 50% interest), Colorado Plateau Partners LLC (a Delaware LLC, 50% interest) and West Lisbon LLC (a Delaware LLC, 50% interest).

Developments in Fiscal Year Ended September 30, 2009

Energy Fuels implemented a capital preservation program in November 2008 for purposes of ensuring adequate funding to pursue approval of permits and licenses for the Piñon Ridge Mill (pre-construction) and to maintain the Whirlwind Mine and Energy Queen Mine on a standby basis while meeting permit compliance requirements. Specifically, Energy Fuels continued with pumping and water treatment, environmental and permit compliance activities, safety inspections, equipment and facilities maintenance, and security at both mines.

Effective June 30, 2009, the Corporation acquired Magnum, adding approximately $3.09 million of cash reserves and mineral properties located in the Western United States and the Athabasca Basin in Saskatchewan.

Energy Fuels advanced its strategic objective of expanding and consolidating assets located in the Western U.S. in the historic Colorado Plateau uranium/vanadium mining district as follows:

  Continued mine development and permit compliance activities for the Whirlwind and Energy Queen Mines.
  Entered into a joint venture with Lynx-Royal JV LLC in November 2008 for exploration of mineral properties in the La Sal District near the Energy Queen Mine.
  Acquired a block of 29 claims known as RM/Judas Group located near the Energy Queen Mine in March 2009.
  Acquired two additional Department of Energy leases in the Uravan Mineral District in July 2009.
  By acquiring Magnum, acquired the San Rafael property located near Green River, Utah with 43- 101 compliant mineral resources.

In furtherance of its strategic objective to become a fully integrated producer, the Corporation obtained approval of a Special Use Permit (“SUP”) for the proposed Piñon Ridge Mill from the Montrose County Board of County Commissioners (“MBOCC”) on September 30, 2009.

Developments in Fiscal Year Ended September 30, 2010

On July 7, 2010, the Corporation issued 19,250,000 common shares at a price of $0.16 per share for gross proceeds of $3.08 million, by way of private placement to Dundee Resources Limited (“Dundee”), a subsidiary of Dundee Corporation. Following the close of the transaction, Dundee owned 19.8% of the outstanding common shares of the Corporation. The private placement was subject to a 5% finder’s fee payable to an arm’s length party. Transaction costs, including the finder’s fee, totalled $192,000. In the subscription agreement entered into in connection with the private placement, the Corporation agreed that the Board of Directors shall consist of no more than seven members and that, subject to the fiduciary obligation of the Board of Directors of the Corporation to act in the best interests of the Corporation and its shareholders, the Board of Directors shall appoint two nominees of Dundee to the Board and to the Audit Committee and Consolidation Committee of the Board.

The Corporation continued its capital preservation program in FY 2010 for purposes of ensuring adequate funding to pursue approval of permits and licenses for the Piñon Ridge Mill (pre-construction) and to maintain the Whirlwind Mine and Energy Queen Mine on a standby basis while meeting permit compliance requirements. Specifically, Energy Fuels continued to perform environmental and permit compliance activities, safety inspections, equipment and facilities maintenance, and security at both mines.

Energy Fuels advanced its strategic objective of expanding and consolidating assets located in the Western U.S. in the historic Colorado Plateau uranium/vanadium mining district during FY2010 as follows:

  Through the Arizona Strip Partners LLC (“ASP”), acquired two breccia pipe prospects from
  Neutron Energy, Inc. in March 2010.
  Acquired DOE Lease C-SR-12, located in the Slick Rock District in September 2010.
  Entered into an Assignment Agreement with Zenith Minerals LLC to acquire DOE Lease C-AM-19, located in the Uravan District in September 2010.

In furtherance of its strategic objective to become a fully integrated producer, the Corporation achieved the following milestones related to its licensing process for the proposed Piñon Ridge Mill during FY 2010:

  Filed the application for a Radioactive Material License for the Piñon Ridge Mill with the CDPHE on November 18, 2009.
  The application was determined complete on December 18, 2009, which then advanced the application to the technical adequacy review phase.
  Conducted the two mandatory public hearings required of EFRC during the technical adequacy review phase in January and February 2010, while the CDPHE conducted five additional public hearings in June and July 2010.
  Submitted the last set of responses to four sets of technical review comments and questions posed by the CDPHE on November 12, 2010.

On October 30, 2009, a complaint was filed by SMA, an environmental non-governmental organization, against the MBOCC citing technical deficiencies that could, if accepted, disqualify the issuance of the SUP. The complaint names EFRC as an indispensable party whose rights are directly affected by the disposition of the case. In August 2010, a court ordered mediation hearing was conducted which resulted in no agreement between the parties. While there is no monetary damage asserted in the complaint that would give rise to a contingent liability to EFRC, should the plaintiffs prevail, the licensing process would be impacted.

Developments in Fiscal Year Ended September 30, 2011

  On March 31, 2011, the Corporation completed a public offering for net proceeds of $10,123,000, net of cash costs totalling $1,377,000. A total of 23,000,000 units were issued at a price of $0.50 each, with each unit comprised of one Common Share and one-half of a warrant. Each whole warrant entitles the holder to purchase one Common Share at a price of $0.65 per share until March 31, 2015. The proceeds are being used to continue advancing the Piñon Ridge Mill licensing and construction planning process, to maintain existing permits and facilities, for resource expansion on currently owned mineral properties and to continue evaluation and possible acquisition of additional mineral properties as part of Energy Fuels’ property consolidation strategy.

  On December 5, 2011 the Corporation and Titan Uranium Inc. ("Titan") entered into a business combination agreement pursuant to which EFI will acquire all of the issued and outstanding common shares of Titan (“Titan Shares”). Pursuant to the business combination agreement, the parties will complete a plan of arrangement (the “Arrangement”) whereby: (i) the Corporation will acquire all of the issued and outstanding shares of Titan on the basis of 0.68 of a Common Share of the Corporation share for each Titan Share (the “Exchange Ratio”); (ii) the expiry date of all previously granted Titan stock options will be accelerated to the close of business on the business day immediately preceding the effective date of the Arrangement, and (iii) after the effective date of the Arrangement, all warrants to acquire common shares of Titan will be exercisable for Common Shares of the Corporation on the basis of the Exchange Ratio. Based on the currently outstanding common shares of Titan, the Corporation will issue approximately 88.26 million common shares to acquire Titan, such that the former shareholders of Titan will own approximately 42% of the issued and outstanding common shares of the Corporation. Completion of the Arrangement is conditional upon satisfaction of various conditions precedent, including (i) issuance by the Supreme Court of British Columbia of an interim order and then a final order approving the Arrangement, (ii) approval of the Arrangement by special resolution of the shareholders of Titan, (iii) approval of the Arrangement by ordinary resolution of the shareholders of the Corporation, (iv) receipt of all necessary regulatory consents and approvals. The business combination agreement contains customary non-solicitation and deal protection provisions.

Energy Fuels advanced its strategic objective of expanding and consolidating assets located in the Western U.S. in the historic Colorado Plateau uranium/vanadium mining district during FY 2011 as follows:

La Sal-Energy Queen District --
> Expanded the uranium property position adjoining the Energy Queen Mine by acquiring two Utah State Mineral Leases and 13 unpatented claims from Uranium One in November 2010.

San Rafael District --

> In February 2011, the Corporation issued 1,046,067 common shares valued at US$1.2 million to purchase the rights for ten Hollie claims, located in Emery County, Utah from Titan Uranium USA, Inc. The Hollie claims are located about 120 highway miles from the site of the proposed Piñon Ridge Mill and are surrounded by the Corporation’s claims in the San Rafael uranium district.

CPP joint venture (La Sal-Energy Queen District) --

> In November 2010, CPP, in which Energy Fuels holds a 50% interest, acquired 94 contiguous mining claims (1,942 acres) in the Sage Plain area of Utah and Colorado at the south end of the Uravan Mineral Belt, along with a Utah State Mineral Lease on two nearby properties (733 acres). All of these properties were acquired from Uranium One Inc. They are located in close proximity to two other Utah State leases already owned by CPP and are about 70 highway miles from Energy Fuels’ proposed Piñon Ridge Mill. The properties were acquired for a nominal cash payment and overriding royalties.

> In February 2011, the Corporation issued 1,064,895 common shares valued at US$1.0 million to purchase the mining lease and all related data for the Calliham Mine, located in San Juan County, Utah from Nuvemco LLC. This property is in the designated area of interest of the CPP. The property was contributed to the CPP joint venture after Energy Fuels’ partner, Lynx-Royal JV LLC (“Lynx-Royal”), agreed to a contribution plan to reimburse EFRC for the contribution. The Calliham Mine now forms part of the Sage Plain Project, described in ITEM 7 -below.

> In July 27, 2011, EFRC paid $500,000 to purchase the mining lease and all related data for the Crain Property, located in San Juan County, Utah from Uranium Energy Corporation. This property is in the designated area of interest of CPP. The property was contributed to the CPP joint venture after Lynx-Royal agreed to the contribution and paid EFRC $250,000 for its share of the cost. The Crain Property now forms part of the Sage Plain Project, described in ITEM 7 -below.

> In October 2011, EFRC purchased a 20-year mining lease (the “Skidmore Lease”) in southeast Utah’s Sage Plain District from privately held Nuclear Energy Corporation for US$1,500,700. The Skidmore Lease is located on approximately 709 acres in San Juan County, Utah, and includes large portions of the historic Calliham Mine that is adjacent to the Calliham Lease, the Crain Lease, the Sage Properties, and other mining claims already owned or controlled by Energy Fuels through CPP. With this acquisition, Energy Fuels has assembled sufficient contiguous historical resource acreage to begin permitting a uranium and vanadium mine in the Uravan Mineral Belt with Utah’s Department of Oil, Gas, and Minerals. The Skidmore Lease now forms part of the

Sage Plain Project, described in ITEM 7 -below.

In furtherance of its strategic objective to become a fully integrated producer, Energy Fuels achieved the following milestones related to its licensing process for the proposed Piñon Ridge Mill (“Mill”) during

FY 2011:

License/Permits --

> On January 5, 2011 received conditional approval and on March 7, 2011, received final approval by the CDPHE for a Radioactive Materials License (“License”) for the 500 ton per day Piñon Ridge Mill facility, allowing Energy Fuels to build and operate the first conventional uranium mill in the U.S. in thirty years.

> On October 27, 2011, received approval from the Environmental Protection Agency (“EPA”) for the construction of the tailings impoundment and evaporation pond facilities for the Mill. These facilities will manage the tailings and wastewater produced by the Mill. Radon emissions from uranium tailings and wastewater are regulated by the EPA under the National Emission Standards for Hazardous Air Pollutants (“NESHAPS”).

> The remaining primary permit to be obtained is the air quality permit from the Colorado Air Pollution Control Division (“CAPCD”). The decision on this permit is expected during the first calendar quarter of 2012.

Litigation --

> On February 4, 2011, Judge James Schum of the State of Colorado District Court in Montrose County denied the legal challenge by SMA of the decision by the Montrose County Board of County Commissioners (“MCBOCC”) to approve the Special Use Permit for the Piñon Ridge Mill, originally approved on September 30, 2009. On March 18, 2011, SMA appealed the District Court’s decision to the Colorado Court of Appeals. On December 8, 2011, the Colorado Court of Appeals upheld the District Court’s decision. SMA has 15 days to request a rehearing on the case or alternatively, SMA can petition the Colorado Supreme Court to hear the case.

> On February 8, 2011, SMA filed a complaint in District Court, City and County of Denver, Colorado, that names CDPHE as Defendant and EFRC as an indispensable party whose rights are directly affected by the disposition of the case and alleges improprieties in the January 5, 2011 issuance of the License to EFRC by CDPHE for the Mill. On February 23, 2011, CDPHE filed a comprehensive motion to dismiss SMA’s lawsuit. On March 10, 2011, EFRC filed its own motion to dismiss SMA’s lawsuit. On May 25, 2011, the motions by CDPHE and EFRC to dismiss the complaint filed by SMA against the CDPHE were denied by the District Court in the City and County of Denver. The decision by the court addressed issues of jurisdiction and standing of the plaintiffs and did not review or address any facts or substantive aspects of the complaint.

Financial --

> Posted a surety bond in the amount of US$1.37 million with CDPHE on May 6, 2011 for the first installment of the Decommissioning Funding Plan (“DFP”) required by the License. In March 2011, EFRC transferred US$844,400 in cash to CDPHE for the long-term care fund component.

Construction Planning --
> Completed Phase 1 of the process to develop detailed engineering construction drawings. EFRC incurred approximately $575,000 for this first phase.

Expended $1,719,000 for activities related to the mill licensing process, with costs of $1,144,000 for activities related to the License and costs of $575,000 for Phase 1 activities for detailed engineering construction drawings. Since acquisition of the mill property and inception of the mill permitting process in July 2007, Energy Fuels has spent $13.3 million on the licensing process through the fiscal year ended September 30, 2011.

2.2	Significant Acquisitions

There were no significant acquisitions during the year ended September 30, 2011.

ITEM 3 -	DESCRIPTION OF THE BUSINESS

3.1	General

Summary

The Corporation is a Toronto, Ontario based uranium and vanadium exploration and mine development company listed on the Toronto Stock Exchange; trading symbol: ‘EFR’. The Corporation’s mission has been to build a fully integrated uranium and vanadium production company through exploration, development, mining, milling and sales; primarily targeting immediately economic uranium properties on the Colorado Plateau (Colorado and Utah) and in the broader western United States.

Energy Fuels currently has two permitted mines in its mineral property portfolio. The Whirlwind Mine is located in the Upper Uravan Mineral Belt approximately 4 miles southwest of Gateway, Colorado and received its final permit approval from local, state and federal regulators in September 2008. The Energy Queen Mine is located in the La Sal Mineral Belt near the town of La Sal, Utah. Energy Queen’s permit was transferred by Denison Mines (USA) to Energy Fuels in January 2008.

The Corporation’s property acquisition and exploration activities have been oriented in the short-term to expanding the current resource base in the Colorado Plateau and in the long-term to exploring the Arizona Strip located in northern Arizona for its high grade ore deposits. The Corporation will continue to pursue opportunities to consolidate and grow the resource position within the Colorado Plateau as they become available and as capital permits. For risk sharing and capital preservation purposes, the exploration activities in the Arizona Strip are now conducted through a joint venture with Royal USA Inc., a subsidiary of West Perth, Australia based Royal Resources Limited.

The Corporation also contacted eight of the largest U.S. nuclear power plant operators, representing over 70% of the nuclear generating capacity in the U.S. Meetings were held to discuss the Corporation’s plans and schedule to supply uranium, establish the Corporation as a viable bidder and thereby, get on the distribution list for future Requests for Proposal to supply uranium concentrates for the manufacture of nuclear fuel to these utilities.

During FY 2011, the Corporation completed multiple trips to Asia in search of strategic partnering opportunities to assist in the financing of the Piñon Ridge Mill. Management will continue to pursue and evaluate strategic options, including partnerships, joint ventures and acquisition opportunities that enhance shareholder value and which fit within the Corporation’s mineral resource development strategy. In the past, funding for exploration and development operations has been obtained through equity offerings. Future operations (and the ability to meet mineral property option commitments) are dependent upon the Corporation’s continuing ability to finance expenditures and achieve profitable operations. The Corporation continues to evaluate other funding sources such as debt, joint ventures, non-core asset divestitures, strategic partnerships and project financing to finance its growth.

Going Concern

The Corporation’s ability to continue as a going concern assumes it will be able to finance its operations and capital expenditures, realize the value of its assets, pay its liabilities and meet future obligations in the normal course of business. Although the Corporation has been successful in raising funds to date, there is significant doubt that adequate funding will be available in the future, or available under terms acceptable to the Corporation.

With the approval of the Radioactive Material License from CDPHE, the Corporation has begun the process of seeking project financing for the construction of the Mill and for funding the decommissioning warranty that must be provided to CDPHE before and during construction of the Mill. Under the current terms of the License, during FY 2012, the Corporation will be required to provide prepayments of the decommissioning warranty in the amount of $9.7 million. However, due to litigation activities related to the License, it is likely that construction will not commence until late calendar year 2012 or early calendar year 2013. Accordingly, the Corporation will likely seek a deferral of these prepayments until FY 2013. The Corporation believes CDPHE will agree to such deferral request since there has been, and will be, no activities on the mill site property that create a decommissioning or reclamation liability until the litigation is resolved.

Budgeted cash expenditures for the fiscal year 2012 will range from $5.0 - $5.5 million, which will fund property holding costs; fulfill property work commitments; maintain the current management group; fund permit compliance requirements for the Whirlwind and Energy Queen Mines; fund the Mill license review process; fund investor relations activities and allow the Corporation to continue the evaluation of consolidation opportunities and continue evaluating capital raise alternatives for long term financing of the construction of the Mill. At the current budgeted cash utilization rate of approximately $450,000 per month, and assuming successful deferral of the decommissioning warranty, the Corporation’s cash resources will allow it to execute its business plan beyond fiscal year 2012.

Specialized Skill and Knowledge
Management of Energy Fuels is composed of a team of individuals who have proven expertise in mine financing and development. Management is complemented by an experienced Board of Directors with expertise in the uranium industry.

Competitive Conditions
The mineral exploration and mining business is highly competitive. The Corporation competes with numerous other companies and individuals in the acquisition, exploration, financing and development of mineral properties. Many of these companies are larger and better capitalized than the Corporation. There is significant competition for the limited number of uranium acquisition and exploration opportunities that are available. The Corporation’s competitive position depends on its ability to successfully and economically explore, acquire and develop new and existing mineral properties. Factors that allow producers to remain competitive in the market over the long term include the quality and size of ore bodies, costs of operation and the acquisition and retention of qualified employees. The Corporation competes with other mining companies for skilled mining engineers, mine and processing plant operators and mechanics, geologists, geophysicists and other technical personnel. When the Corporation begins producing uranium, it will also compete with other producers and traders selling into the spot and contract markets.

Environmental Protection
The current and future operations of the Corporation, including development activities on the properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Environmental protection requirements have not had a material effect on the capital expenditures, earnings and competitive position of the Corporation in the current financial year.

However, under the current terms of the License, during FY 2012, EFRC will be required to provide prepayments of the decommissioning warranty in the amount of $9.7 million. Due to litigation activities related to the License, it is likely that construction will not commence until late calendar year 2012 or early calendar year 2013. As noted above, EFRC will likely seek a deferral of these prepayments until FY 2013. The Corporation believes that CDPHE will agree to such deferral request since there has been, and will be, no activities on the mill site property that create decommissioning or reclamation liability until the litigation is resolved.

Employees
As at September 30, 2011, Energy Fuels had 12 employees and 2 full-time contract consultants located in Colorado and Utah.

Foreign Operations
The Corporation’s principal assets are located outside of Canada, in the United States.

3.2	Risk Factors

An investment in the securities of the Corporation is speculative and involves a high degree of risk. The operations of the Corporation are highly speculative due to the high-risk nature of its business, which include the acquisition, financing, exploration and development of mineral properties. The risks and uncertainties set out below and incorporated by reference herein are not the only ones facing the Corporation. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation’s operations. Additional risks and uncertainties not currently known to the Corporation, or that are currently deemed immaterial, may also materially and adversely affect the Corporation’s business operations.

If any of the risks actually occur, Energy Fuels’ business, financial condition and operating results could be adversely affected. As a result, the trading price of the Corporation’s securities could decline and investors could lose part or all of their investment.

In addition to matters set out elsewhere in this Annual Information Form, the following are risks related to the Corporation and its business:

General Risks

The securities of the Corporation may be subject to wide fluctuations in their trading price and volume.
The Common Shares are listed on the TSX. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continued fluctuations in price will not occur, which may result in losses to investors.

The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including: the Corporation’s operating performance and the performance of competitors and other similar companies; volatility in uranium, vanadium and other metal prices; the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities; the failure of the Corporation to meet the reporting and other obligations under Canadian securities laws or imposed by the TSX; changes in recommendations by research analysts who track the common shares or the shares of other companies in the resource sector; a reduction in coverage by such research analysts; changes in general economic and/or political conditions; the arrival or departure of key personnel; and acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors, which, if involving the issuance of Common Shares, or securities exercisable or exchangeable for or convertible into Common Shares, would result in dilution to present and prospective holders of Common Shares. In addition, the market price of the Common Shares is affected by many variables not directly related to the Corporation’s success and are, therefore, not within the Corporation’s control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the common shares and the attractiveness of alternative investments.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Uranium and Vanadium price fluctuations materially affect the results of the Corporation’s operations.
The results of the Corporation’s operations are significantly affected by the market price of uranium and vanadium which are cyclical and subject to substantial price fluctuations. The Corporation’s earnings are and will be particularly sensitive to the change in the market price of uranium and vanadium. Market prices can be affected by numerous factors beyond the Corporation’s control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for the Corporation’s existing products, expectations with respect to the rate of inflation, the relative strength of the US dollar and of certain other currencies, interest rates, global or regional political or economic crises and sales of uranium and vanadium by holders in response to such factors. If prices should decline below the Corporation’s cash costs of production and remain at such levels for any sustained period, the Corporation may determine that it is not economically feasible to continue commercial production at any or all of the Corporation’s mines and may also be required to look for alternatives other than cash flow to maintain the Corporation’s liquidity until prices recover.

The recent fluctuations in the price of many commodities is an example of a situation over which the Corporation has no control and which could materially adversely affect the Corporation in a manner for which it may not be able to compensate. The supply of and demand for commodities are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Corporation’s properties will be such that any deposits can be mined at a profit.

If production is commenced, the Corporation’s profitability will be directly related to the market price of uranium and vanadium produced. The Corporation may from time to time undertake commodity and currency hedging programs, with the intention of maintaining adequate cash flows and profitability to contribute to the long-term viability of the business.

The Corporation anticipates selling forward in the ordinary course of business if, and when, the Corporation has sufficient assets and production to support forward sale arrangements. There are, however, risks associated with forward sale programs. If the Corporation does not have sufficient production to meet its forward sale commitments, it may have to go into the spot market and buy or borrow (for later delivery back from production) sufficient product to deliver under the forward sales contracts, possibly at higher prices than provided for in the forward sales contracts.

Actual capital costs, operating costs and expenditures, economic returns may differ significantly from those the Corporation has anticipated.
The Corporation’s expected operating costs and expenditures, economic returns and other projections from a mining project which are contained in this document and in any technical reports or other studies prepared for or by the Corporation are based on assumed or estimated future metals prices, cutoff grades, operating costs, capital costs, and expenditures and other factors that each may prove to be inaccurate. Therefore, such studies and reports may prove to be unreliable.

For example, significant declines in market prices for uranium and vanadium or extended periods of inflation would have an adverse effect on any economic projections. In addition, any material reductions in estimates of mineralization or increases in capital costs and expenditures, or in the Corporation’s ability to maintain a projected budget or renew a particular mining permit, could also have a material adverse effect on projected production schedules and economic returns, as well as on the Corporation’s overall results of operations or financial condition. There is also a risk that rising costs for labour and material could have an adverse impact on forecasted construction costs and that shortages of labour and material could have a negative impact on any mine development schedule.

The Corporation’s operating costs are affected by the cost of commodities and goods such as steel, fuel, electrical power and supplies. Management of the Corporation prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs, and management assumes that the materials and supplies required for operations will be available for purchase. An increase in any of these costs, or a lack of availability of commodities and goods, may have an adverse impact on the Corporation’s financial condition.

Recent market events and conditions and the deterioration of general economic indicators have led to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk.

Beginning in 2007, the U.S. credit markets began to experience and continue to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to capital and credit has been negatively impacted. These disruptions could, among other things, make it more difficult for the Corporation to obtain, or increase its cost of obtaining, capital and financing for its operations. The Corporation’s access to additional capital may not be available on terms acceptable to it or at all. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, recent market events and conditions have significantly raised the risk of counterparty default. The Corporation is subject to counterparty risk and may be impacted in the event that a counterparty, including suppliers and joint venture partners, becomes insolvent.

Exploration, development and mining of minerals are subject to extensive governmental regulation.
Exploration, development and mining of minerals are subject to extensive federal, state, provincial, territorial and local laws and regulations governing, among other things, acquisition of the mining interests, maintenance of claims, tenure, expropriation, prospecting, development, mining, production, price controls, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, water use, land use, aboriginal land claims, environmental protection and remediation, endangered and protected species, mine safety and other matters. There can be no assurance that future changes in applicable regulation will not adversely affect the operations or financial condition of the Corporation. Any mining activities on any mineral property must conform to applicable governmental regulations in force at the time such activities are undertaken. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Corporation, increase costs, cause a reduction in levels of, or suspension of, production and/or delay or prevent the development of new mining properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Corporation’s ownership of a property. To the extent that the Corporation is subject to uninsured environmental liabilities, the payment of such liabilities would reduce otherwise available earnings and could have a material adverse effect on the Corporation. Should the Corporation be unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on us. In addition, the Corporation does not have coverage for certain environmental losses and other risks as such coverage cannot be purchased at a commercially reasonable cost. Compliance with applicable environmental laws and regulations requires significant expenditures and increases mine development and operating costs

The mining industry is subject to significant risks and hazards, most of which are beyond the Corporation’s control.
The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labour force disruptions, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, ground falls, slope failures, cave-ins, flooding, seismic activity, water conditions and other natural or man-provoked incidents that could affect the mining of ore, most of which are beyond the Corporation’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or production facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and the Corporation may incur significant costs or experience significant delays that could have a material adverse effect on the Corporation’s financial performance, liquidity and results of operations. To minimize risks in these areas, the Corporation provides training programs for employees and has joint management-worker committees to review work practices and environment.

Competition from better-capitalized companies affects prices and the Corporation’s ability to acquire properties and personnel.
There is global competition for uranium properties, capital, customers and the employment and retention of qualified personnel. In the production and marketing of uranium, there are a number of producing entities, some of which are government controlled and most of which are significantly larger and better capitalized than the Corporation. Many of these organizations also have substantially greater financial, technical, manufacturing and distribution resources than the Corporation.

The Corporation’s proposed uranium production will also compete with uranium recovered from the de-enrichment of highly enriched uranium obtained from the dismantlement of United States and Russian nuclear weapons and imports to the United States of uranium from the former Soviet Union and from the sale of uranium inventory held by the United States Department of Energy. In addition, there are numerous entities in the market that compete with the Corporation for properties and are attempting to become licensed to operate uranium mining facilities. If the Corporation is unable to successfully compete for properties, capital, customers or employees or alternative uranium sources, it could have a materially adverse effect on the Corporation’s results of operations.

Factors beyond the control of the Corporation may affect commodity prices in the marketplace.
Factors beyond the control of the Corporation may affect the market price of uranium, vanadium or any other metals contained in minerals discovered. Such factors include demand, inflation, market fluctuation, currency exchange rates, interest rates, forward sales by producers, global or regional political or financial events, natural disasters, production and cost levels in major producing regions, proximity and capacity of natural resource markets and processing equipment and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Resource prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. There can be no assurance that current commodity price levels will continue to prevail if and when the Corporation enters production. The exact effect of these factors cannot be accurately predicted, but any one of, or any combination of, these factors may result in the Corporation not receiving an adequate return on invested capital and a loss of all or part of an investment in securities of the Corporation may result.

The only significant market for uranium is to fuel nuclear power plants world-wide, and there are a limited number of customers.
If the Corporation begins to produce uranium, it will be dependent on a limited number of electric utilities that buy uranium for nuclear power plants. Because of the limited market for uranium, a reduction in purchases of newly produced uranium by electric utilities for any reason (such as plant closings) would adversely affect the viability of the Corporation’s business.

The price of alternative energy sources affects the demand for and price of uranium.
The attractiveness of uranium as an alternative fuel to generate electricity may to some degree be dependent on the relative prices of oil, gas, coal and hydro-electricity and the possibility of developing other low cost sources for energy. If the price of alternative energy sources decreases or new low-cost alternative energy sources are developed, the demand for uranium could decrease, which may result in a decrease in the price of uranium.

Public acceptance of nuclear energy is uncertain.
Maintaining the demand for uranium at current levels and any future growth in demand will depend upon acceptance of nuclear technology as a means of generating electricity. Lack of public acceptance of nuclear technology would adversely affect the demand for nuclear power and potentially increase the regulation of the nuclear power industry.

On March 11, 2011, a serious earthquake struck the northeast coast of Japan, producing a tsunami and causing massive damage and destruction along the Pacific coastline of Japan. This included damage to the Fukushima Daiichi I and II Nuclear Power Plants, located in the town of Okuma, about 210 kilometers north of Tokyo. The plants suffered a series of power and equipment failures affecting cooling water systems and released radioactive material into the environment. The incidents at the Fukushima Daiichi I and II Nuclear Power Plants have called into question public confidence in nuclear energy in Japan and elsewhere around the world. This had an immediate negative impact on the market share price of companies engaged in the exploration and development of uranium and other materials related to the nuclear industry and nuclear related commodity prices generally. The Corporation cannot predict whether this trend will continue.

Foreign currency risks.
The Corporation’s operations are subject to foreign currency fluctuations. The Corporation’s operating expenses are primarily incurred in U.S. dollars. If the Corporation commences production of uranium and vanadium, its revenues will also be primarily in U.S. dollars. The fluctuation of the Canadian dollar in relation to the U.S. dollar, will consequently have an impact upon the profitability the Corporation and may also affect the value of the Corporation’s assets and the value of shareholders’ equity.

Risks relating to the Corporation

Litigation commenced by SMA may delay or prohibit construction of the Piñon Ridge Mill.
The Corporation has not commenced construction on, and currently there is no mill at, the Pi&ntilde;on Ridge site. SMA has filed a complaint in State District Court against CDPHE, in which EFRC is named as an indispensable party, seeking to invalidate the License, as described under Item 3.4 - “Piñon Ridge Mill”. Although the Corporation believes that the complaint is without merit, and intends to vigorously oppose it, there is no assurance that the complaint will not succeed. Even if CDPHE and the Corporation are ultimately successful in opposing SMA’s complaint, commencement of construction of the Piñon Ridge Mill may be delayed pending resolution of the lawsuit and any further appeals.

The Corporation has not recorded any revenues, other than interest income, and has no dividend record, and there can be no assurance that the Corporation will generate any revenues or achieve profitability.
As of the date hereof, the Corporation has not recorded any revenues, other than interest income and investment income, and has no dividend record. The Corporation has not commenced commercial production on any of its mineral resource properties. There can be no assurance that significant losses will not occur in the near future or that the Corporation will be profitable in the future. The Corporation’s operating expenses and capital expenditures may increase in the future as consultants, personnel and equipment costs associated with advancing exploration, development and commercial production of the Corporation’s properties increase. The Corporation expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Corporation’s properties will require the commitment of substantial resources to conduct time-consuming development. There can be no assurance that the Corporation will generate any revenues or achieve profitability. The Corporation does not have a dividend policy and has never declared or paid any dividends to its shareholders. The Corporation intends to invest all available funds toward the development and growth of its business and does not expect to pay any cash dividends for the foreseeable future. The payment of any cash dividend to shareholders of the Corporation in the future will be at the discretion of the directors of the Corporation and will depend on, among other things, the financial condition, capital requirements and earnings of the Corporation, and any other factors that the directors of the Corporation may consider relevant.

The exploration and development of mineral deposits involve significant financial risks and are subject to all of the hazards and risks normally incidental to exploration and development of mineral properties.
Energy Fuels’ mineral properties are in the exploration stage. Development of any of the properties in which Energy Fuels has an interest will only follow upon obtaining satisfactory exploration results. The exploration and development of mineral deposits involve significant financial risks over an extended period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral resources and mineral reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on Energy Fuels’ mineral resource properties will result in a profitable commercial mining operation.

Energy Fuels’ operations are subject to all of the hazards and risks normally incidental to exploration and development of mineral properties, including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations, rock bursts, pressures, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties, facilities and equipment, personal injury, death, environmental damage, delays in mining, monetary losses and potential legal liability. While the Corporation may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Corporation cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings, financial position and competitive position of the Corporation.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the particular attributes of the deposit, such as its size and grade, ability to economically recover commercial quantities of the minerals, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

Energy Fuels’ mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate.
Mineral resources are statistical estimates of mineral content and ore based on limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology. Successful extraction requires safe and efficient mining and processing. Energy Fuels’ mineral resources are estimates, and no assurance can be given that the estimated resources are accurate or that the indicated level of uranium or vanadium will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. An investor should not assume that all or any part of Energy Fuels’ mineral resources constitutes or will be converted into reserves. Market price fluctuations of uranium or vanadium as applicable, as well as increased production and capital costs or reduced recovery rates, may render Energy Fuels’ proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic.

There is no assurance that Energy Fuels will be able to obtain or comply with all required permits and licenses.
The operations of Energy Fuels require licenses and permits from various governmental authorities. Energy Fuels currently holds all necessary licenses and permits required to carry on with activities which it is currently conducting under applicable laws and regulations and is in compliance in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to changes in regulations and in various operating circumstances. There can be no assurance that Energy Fuels will be able to obtain all necessary licenses and permits required to carry out exploration, development and mining operations on its mineral properties or that Energy Fuels will be able to comply with all such necessary licenses and permits in an economically viable manner.

Energy Fuels’ operations are subject to environmental regulatory requirements and risk.
Energy Fuels is required to comply with environmental protection laws and regulations and permitting requirements, and the Corporation anticipates that it will be required to continue to do so in the future. The Corporation has expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and anticipates that it will be required to continue to do so in the future. The material laws and regulations within the U.S. with which Energy Fuels must comply include the Atomic Energy Act, Uranium Mill Tailings Radiation Control Act of 1978, or UMTRCA, Clean Air Act, Clean Water Act, Safe Drinking Water Act, Federal Land Policy Management Act, and state environmental and mined land reclamation laws and regulations delegating those federal programs to such state or as otherwise applicable, including the Colorado Radiation Control Act.

Energy Fuels is required to comply with the Colorado Radiation Control Act, and regulations promulgated thereunder, when applying for and maintaining an operating license for a uranium mill in the State of Colorado. Uranium mill operations must conform to the terms of such license, which include provisions for protection of human health and the environment from endangerment due to radioactive materials. Energy Fuels intends to utilize specific employees and consultants in order to comply with and maintain compliance with the above laws and regulations. Mining and mill operations may be subject to other laws administered by the federal Environmental Protection Agency and other state and federal agencies.

The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, storage of hazardous materials, standards for heavy equipment used in mining or milling, the disposition of wastes, the decommissioning and reclamation of exploration, mining and in-situ sites, climate change and other environmental matters, each of which could have a material adverse effect on the cost or the viability of a particular project.

The Corporation cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation, generally, is toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect Energy Fuels’ results of operations and business or may cause material changes or delays in Energy Fuels’ intended activities.

Energy Fuels’ operations may require additional analysis in the future including environmental, cultural and social impact and other related studies. Certain activities require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The Corporation cannot provide assurance that it will be able to obtain or maintain all necessary permits that may be required to continue operations or exploration and development of its properties or, if feasible, to commence construction or operation of mining facilities at such properties on terms that enable operations to be conducted at economically justifiable costs. If Energy Fuels is unable to obtain or maintain permits or water rights for development of its properties or otherwise fails to manage adequately future environmental issues, its operations could be materially and adversely affected.

Energy Fuels’ inability to obtain financial surety would threaten its ability to continue in business.
Bonding requirements to comply with federal and state environmental and remediation requirements and to secure necessary licenses and approvals will increase significantly when future development and production occurs at Energy Fuels’ sites in Colorado, Utah and Arizona. The amount of the bonding for each producing property is subject to annual review and revision by regulators. The Corporation expects that the issuer of the bonds will require Energy Fuels to provide cash collateral equal to the face amount of the bond to secure the obligation. In the event the Corporation is not able to raise, secure or generate sufficient funds necessary to satisfy these bonding requirements, it will be unable to develop its sites and bring them into production, which inability will have a material adverse impact on Energy Fuels’ business and may negatively affect its ability to continue to operate.

Opposition to mining may disrupt business activity.
In recent years, governmental and non-governmental agencies, individuals, communities and courts have become more vocal and active with respect to their opposition of certain mining and business activities. This opposition may take on forms such as road blockades, applications for injunctions seeking work stoppages, refusals to grant access to lands or to sell lands on commercially viable terms, lawsuits for damages, issuances of unfavourable laws and regulations, and rulings contrary to an entity’s interest. These actions can occur in response to current activities or in respect of mines that are decades old. Opposition to Energy Fuels’ business activities are beyond the Corporation’s control. Any opposition to Energy Fuels’ business activities may cause a disruption to Energy Fuels’ business activities and may result in increased costs and this could have a material adverse effect on Energy Fuels’ business and financial condition.

The validity of mining interests held by Energy Fuels can be uncertain and may be contested, and there can be no assurance that Energy Fuels will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.
The validity of mining interests held by Energy Fuels can be uncertain and may be contested. Acquisition of title to mineral properties is a very detailed and time-consuming process, and Energy Fuels’ title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects. Several of Energy Fuels’ licenses will need to be renewed, and on renewal the license may cover a smaller area. There is a risk that Energy Fuels may not have clear title to all its mineral property interests, or they may be subject to challenge or impugned in the future.

Although Energy Fuels has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective. A successful challenge to Energy Fuels’ title to its properties could result in Energy Fuels being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material and adverse effect on the Corporation.

The Corporation competes with other mining companies and individuals for mining interests on exploration properties and the acquisition of mining assets, which may increase its cost of acquiring suitable claims, properties and assets, and the Corporation also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that the Corporation will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees. The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour and these shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Energy Fuels is subject to the risk of litigation, the causes and costs of which cannot be known.
In addition to the litigation described in “Litigation commenced by SMA may delay or prohibit construction of the Piñon Ridge Mill” above, Energy Fuels is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty. If Energy Fuels is unable to resolve these disputes favourably, it may have a material adverse impact on the Corporation’s financial performance, cash flow and results of operations.

In the event of a dispute involving the foreign operations of the Corporation, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Corporation’s ability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

The activities of the Corporation depend, to a substantial degree, on adequate infrastructure.
Mining, processing, development and exploration activities depend, to a substantial degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants affecting capital and operating costs. The Corporation considers the existing infrastructure to be adequate to support its proposed operations. However, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Corporation.

The Corporation is dependent on a relatively small number of key personnel.
The Corporation is dependent on a relatively small number of key employees, directors, officers, consultants and advisers, the loss of any of whom could have an adverse effect on its operations. Investors must be willing to rely to a significant extent on management’s judgment and decisions. The

Corporation does not have key person insurance on such individuals, which insurance would provide the Corporation with insurance proceeds in the event of their death. Without key person insurance, the Corporation may not have the financial resources to develop or maintain its business until it replaces the individual. The development of the business of the Corporation is dependent on its ability to attract and retain highly qualified management and mining personnel. The Corporation faces competition for personnel from other employers. If the Corporation is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan.

The other interests of management of the Corporation may conflict with the interests of the Corporation.
The directors and officers of the Corporation may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation. In the event that such a conflict of interest arises at a meeting of the directors of the Corporation, a director is required to disclose the conflict of interest to the board of directors and to abstain from voting on the matter.

Future sales of the Corporation’s currently outstanding Common Shares could cause the market price of the Common Shares to decrease significantly, even if the Corporation’s business is doing well.
Sales of a significant number Common Shares, or the perception that these sales could occur, particularly with respect to sales by affiliates, directors, executive officers or other insiders, could materially and adversely affect the market price of the Corporation’s Common Shares and impair the Corporation’s ability to raise capital through the sale of additional equity securities.

Risk of Dilution from Further Equity Financings or Exercise of Options.
If the Corporation raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of the Corporation’s shareholders and reduce the value of their investment. Such additional financing may result in a substantial dilution to the Corporation’s shareholders and decrease the value of the Corporation’s securities.

Possible Need for Additional Financing.
The Corporation may need additional financing, including through the sale of assets, royalty agreements and/or the issue and sale of equity or debt securities if various events alone or combination occur. There can be no assurance that the Corporation will be able to obtain necessary financing in a timely manner or on acceptable terms, if at all.

3.3	Mineral Projects

The Whirlwind Mine, the Energy Queen Mine, the San Rafael Uranium Project and the Sage Plain Project are the four mineral properties which are currently considered material to the Corporation. The other current mineral properties of the Corporation, being the Farmer Girl Mine, Torbyn Mine and Willhunt properties are not currently considered material to the Corporation, but may become material based upon results of the ongoing exploration programs on those properties.

Commencing in November 2008, Energy Fuels adopted a capital preservation strategy whereby it reduced its rate of spending by placing the recently permitted Whirlwind Mine as well as the Energy Queen Mine on standby. Energy Fuels has continued with pumping and water treatment, environmental and permit compliance activities, safety inspections, equipment and facilities maintenance, and security at both the Whirlwind and Energy Queen Mines.

During FY 2011, Energy Fuels added the Hollie Claims to the land position at the San Rafael Uranium Project. No further activities were conducted on this project during the year. See ITEM 6 -below for further discussion of the San Rafael Uranium Project. Activities at the Sage Plain Project included the consolidation of several contiguous claims and leases and the start of permitting activities. See ITEM 7 -below for further discussion of the Sage Plain Project.

3.4	Piñon Ridge Mill

On July 18, 2007, EFRC acquired an 880 acre site approximately 12 miles west of Naturita, Colorado in the ParadoxValley of western Montrose County, Colorado, on which it intends to build the Piñon Ridge Mill. The site is large enough to accommodate a mill to meet the needs of the Corporation for at least 40 years of mill operation.

Initial engineering studies indicate the Mill will be designed with a capacity of 500 tpd of ore throughput, with a design footprint that can be expanded to 1,000 tpd if market conditions warrant and subject to the regulatory approval process for permit modification. In addition, the mines in the local region (the Uravan Mining District) produce vanadium (V2O5) as an associated mineral with uranium. Vanadium is a metal used primarily for alloying in high strength steels. The presence of vanadium in these deposits effectively lowers the cost of uranium extraction. At historical U3O8 and V2O5 grades typical for the region, this mill will be designed to produce between 1.6 million and 2.0 million pounds of U3O8 (yellowcake) and 5 million to 8 million pounds of V2O5 per year.

In July of 2008, EFRC applied to Montrose County, Colorado, for its Special Use Permit, requesting that the land use designation for the 880 acre mill site be changed from “General Agricultural” to “Mineral Resource Operation Facility”. The county permitting process required Energy Fuels to work through three levels of County regulation including the West End Planning Advisory Committee, the Montrose County Planning Commission, and the Montrose County Board of County Commissioners. There were a total of six public meetings with three separate project presentations and more than 30 hours of testimony from over 300 interested parties, including residents of Montrose County, and many from outside the County. On September 30, 2009, the Special Use Permit was unanimously approved by the MCBOCC. On October 30, 2009, a complaint was filed by SMA, an environmental non-governmental organization, against the MCBOCC citing technical deficiencies in the permitting process. On February 4, 2011, Judge James Schum of the State of Colorado District Court in Montrose County denied the legal challenge by SMA. On March 18, 2011, SMA appealed the District Court’s decision to the Colorado Court of Appeals. On December 8, 2011, the Colorado Court of Appeals upheld the District Court’s decision. At this point, SMA has 15 days to request a rehearing on the case or alternatively, SMA can petition the Colorado Supreme Court to hear the case.

On November 18, 2009, EFRC filed its application with the CDPHE for a Radioactive Materials License (“License”) for the Mill. On December 18, 2009, EFRC was notified by CDPHE that the License application was determined to be complete. That decision moved the application into the technical adequacy review process, which is driven by compliance with applicable regulations and based on design and findings of fact regarding environmental impacts, operations, and health and safety for the community and mill employees.

During the technical review phase of the license application review process, EFRC received four Requests for Information (“RFI”) from the CDPHE regarding technical questions on the mill license application. This is standard process and EFRC submitted its final response to the RFI’s on November 12, 2010. EFRC also conducted the two mandatory public hearings required during the technical adequacy review phase. The first meeting was held on January 21, 2010 in Nucla, Colorado and the second meeting was held on February 17, 2010 in Montrose, Colorado. CDPHE held five additional public hearings in towns located in Montrose and San Miguel counties during June 2010 and July 2010. All meetings were well attended with testimony presented by both supporters and opponents.

On April 19, 2010, Montrose County submitted its comments to the CDPHE regarding the Environmental Report on the Mill. This action established the statutory deadline of January 17, 2011 for a decision by CDPHE on the License application. On January 5, 2011, Energy Fuels was granted conditional approval by CDPHE for the License. The conditional approval granted Energy Fuels 60 days to review the License and to decide whether to request a formal hearing on any terms and conditions of the License. Energy Fuels did not request a hearing and accordingly, the CDPHE License approval became final on March 7, 2011. The License approval was the most significant hurdle to be completed before Energy Fuels is allowed to build and operate the first conventional uranium mill to be constructed in the U.S. in 30 years.

The remaining primary permit to be received is an air quality permit from the Colorado Air Pollution Control Division (“CAPCD”). After submittal of the Reasonably Available Control Technology Report on April 29, 2010 and the Air Dispersion Modeling Report on May 28, 2010, the air quality permit application which was determined to be complete. The decision on this permit is expected during the first calendar quarter of 2012.

The significant terms and conditions of the License are as follows:

Authorized Radioactive Material and Uses

  Authorized to possess and use not more than 100,000 short tons of unrefined and unprocessed ore containing source material in any form for the commercial processing and recovery of uranium. The ore shall contain, on average, 0.23% uranium by weight.
  Authorized to process, store, and distribute to authorized recipients concentrated uranium product in the form of yellowcake (U3O8, UO2, UO3, and UO4).
  Authorized to possess and store yellowcake in quantities not to exceed 150 metric tons (330,690 pounds).
  Authorized to possess and store within the CDPHE approved designated on-site impoundments not more than 1,850,000 cubic yards of tailings or wastes produced by the extraction or concentration of uranium from ore processed primarily for its source material content.
  Authorized to operate the mill at a capacity up to 500 short tons of uranium ore processed per day.

Pre-Construction

  Obtain all applicable permits and other authorizations of local, state and federal agencies with authority over health, safety and environmental protection.
  Obtain CDPHE approval of final design and construction plans, including plans for quality assurance and quality control.

Financial Assurance

Shall comply with the financial assurance requirements of both Part 3, Sections 3.9.5, 3.9.6, and Part 18 of the Colorado Radiation Control Act, Title 25, Article 11, Colorado Revised Statutes and the State of Colorado Rules and Regulations Pertaining to Radiation Control as follows:

o	CDPHE approved financial warranty for decommissioning which shall remain in effect for the duration of the License in the amount of US$11,070,890.
o	A long-term care fund in the amount of US$844,400 deposited with the state treasury at license issuance.
o	A CDPHE approved decommissioning funding plan.
o	Annual review of the financial assurance agreement and instruments for adequacy based on annual updated cost estimates.

On February 8, 2011, SMA filed a complaint in State District Court, City and County of Denver, Colorado, against CDPHE and named the Corporation’s wholly-owned subsidiary, EFRC, as an indispensable party whose rights are directly affected by the disposition of the case. The complaint seeks to invalidate the issuance of the License to EFRC by CDPHE and alleges that the License was issued without compliance with the substantive and procedural requirements of Colorado Radiation Control Act and the federal Atomic Energy Act, both of which are implemented by the CDPHE. The Corporation believes that this lawsuit is without merit and intends to vigorously oppose it.

On February 23, 2011, CDPHE filed a comprehensive motion to dismiss SMA’s lawsuit. On March 10, 2011, EFRC filed its own motion to dismiss SMA’s lawsuit. On May 25, 2011, the motions by CDPHE and

EFRC to dismiss the complaint filed by SMA against the CDPHE were denied by the District Court in the City and County of Denver. The decision by the court addressed issues of jurisdiction and standing of the plaintiffs and did not review or address any facts or substantive aspects of the complaint.

During FY 2011, Energy Fuels expended $1,719,000 for activities related to the Mill licensing process, with costs of $1,144,000 for activities related to the License and costs of $575,000 for detailed engineering construction drawings. Since acquisition of the Mill property and inception of the Mill permitting process in July 2007, Energy Fuels has spent $13.3 million on the licensing process through the FY 2011. These expenditures are comprised of $1.4 million for property acquisition costs and $11.9 million for costs related to developing the data required for the License, including site and environmental baseline characterization data, facility design and construction engineering plans, and costs for obtaining other key permits such as the SUP from Montrose County and the air quality permits from the CAPCD.

3.5	Marketing

During FY 2011, the Corporation completed multiple trips to Asia in search of strategic partnering opportunities to assist in the financing of the Piñon Ridge Mill. The Corporation also contacted eight of the largest U.S. nuclear power plant operators, representing over 70% of the nuclear generating capacity in the U.S. Meetings were held to discuss the Corporation’s plans and schedule to supply uranium, establish the Corporation as a viable bidder and thereby, get on the distribution list for future Requests for Proposal to supply uranium concentrates for the manufacture of nuclear fuel to these utilities.

ITEM 4 -	WHIRLWIND MINE

In November, 2008, the Whirlwind Mine was placed on standby resulting in a headcount reduction of 6 employees. During the fiscal year ended September 30, 2011, EFRC continued to perform environmental and permit compliance activities, safety inspections, equipment and facilities maintenance. The Corporation expended $754,000 on activities at the Whirlwind Mine including property holding costs and advance royalties ($497,000) and standby and permit compliance costs ($257,000).

The Whirlwind Mine currently remains in a position to “turn-on” and begin ramping up toward full production within approximately 60-90 days of a decision to proceed. Such a decision will be based on the prevailing market conditions for uranium and vanadium and the Corporation’s ability to secure an acceptable milling agreement. In addition, the requisite financing must be available to the Corporation before it can move into production.

Unless otherwise stated, the following description of the Whirlwind Mine is derived from the Whirlwind Technical Report. The author of the Whirlwind Technical Report is a “qualified person” and is “independent” of the Corporation within the meaning of NI 43-101.

4.1	Property Description and Location

The Whirlwind Mine project is located in the Beaver Mesa District of the Uravan Mineral Belt, along the Colorado-Utah state line four miles southwest of Gateway, Colorado. The current land position consists of 216 unpatented claims, the Whirlwind, Crosswind, and Far West Wind groups, covering approximately 4,380 acres, and Utah State Mineral lease #ML-49312 for a total of about 4,700 acres. The property is held under four mining leases with 10-year to 20-year terms, which can be extended. The area was claimed at earlier times by Umetco Minerals (“Union Carbide”), Atlas Minerals, Climax Uranium, and Pioneer Uravan, as well as smaller companies including Beaver Mesa Uranium, Inc., and Rajah Ventures, Ltd.

Permitting
On September 10, 2008, the Whirlwind permitting process was completed with the approval by the Bureau of Land Management (“BLM”) of Energy Fuels’ Plan of Operations for the Whirlwind Mine. Construction of the mine facilities has been completed with the installation of an equipment shop, shower room, office and water treatment plant. Additionally all mine ventilation equipment and utilities are installed to the working faces and all roof bolting and ground control work is complete underground.

4.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Whirlwind Mine portal is centrally located for the combined properties, being in the north central part of the Whirlwind claim group. It is accessed by driving 0.8 mile on Colorado Highway 141 south of the Gateway Post Office to Mesa County Road 4 4/10, the road that goes south into John Brown Canyon, then by following Road 4 4/10 for 7.4 miles to the intersection with Mesa County Road 5/10, and then proceeding north and west on Road 5/10 for 3.2 miles to the mine site. These county roads are mostly graded dirt with short graveled sections. They are not presently maintained by the county for their entire lengths during winter months. However, snowfall is usually small enough to be manageable for year-round access by a private concern. Energy Fuels made improvements to Road 5/10 during 2007 and will be responsible for winter maintenance. No permanent structures exist at the site. A fabric/metal frame shop building was erected in 2007. Phone and power lines are within a few hundred feet of the portal area; however the power lines are not energized. Energy Fuels will be using generators until the transmission line to the area is upgraded. Water needed for underground mining is anticipated to be encountered in the form of ground water during the development and extraction phases. Presently, inflow is approximately the needed amount for mining purposes. Additional water, if needed, can easily be hauled to the site.

Gateway, Colorado is a very small town currently undergoing a transition from agriculture to a tourist-based economy. Recently completed construction includes a grocery store, recreational store and tour center, motel, restaurant, car museum, small convention center, and employee housing for part of the facility staff. Additional resort type facilities are being built, and many more are planned by Gateway Canyons Development.

The region is characterized by mesas cut by deep canyons. There are narrow benches on the mesa shoulders in some areas and near-vertical, 500-foot cliffs elsewhere. Elevations within the claim group range from 7,900 feet in the southwestern part to 6,800 feet near the canyon rim in the northeast part. The elevation at Gateway, Colorado, where Highway 141 crosses the Dolores River, is approximately 4,560 feet.

The area is semi-arid. All elevations support moderate growths of juniper and piñon in rocky soils along with sage and other brush, forbs, and grasses. Where soils are rich at the higher elevations and on northern slopes, there are stands of ponderosa pine and oak brush.

4.3	History

This district has seen production of radium, vanadium, and uranium ores since early in the 20th century. Numerous underground mines on the Whirlwind property, and surrounding within one mile of the claim group perimeter, have produced in excess of 7,000,000 lbs. U3O8 and nearly 24,000,000 lbs. V2O5. Production derived from fluvial sandstones, mostly in the upper part of the Salt Wash Member of the Morrison Formation of Jurassic age. The last production was in 1990, which ceased due to inadequate uranium prices.

In addition to the older mines on the property, the Whirlwind Mine was started in 1979 by Pioneer Uravan (known then as the Urantah Mine). Pioneer stopped the project in 1981, shortly after completion of the access decline, with only minor production. Drilling by Pioneer and others, plus Energy Fuels drilling in 2007 and 2008, indicate remaining resources at the Whirlwind Mine and adjoining leases of nearly 860,400 lbs. U3O8 and 2.9 million lbs. V2O5. This is contained in some 214,600 tons of material at a grade diluted to mining thickness of 0.20% U3O8 and 0.68% V2O5. There aresignificant, but unquantified resources remaining in the drift ribs and pillars of several old mines within the three claim groups. The potential to substantially increase this resource is quite reasonable. In addition to the Indicated Mineral Resource, the Whirlwind Technical Report discusses the areas which contain a total Inferred Mineral Resource of 2 million lbs. U3O8 and 6.47 million lbs. V2O5.

4.4	Geological Setting

The Colorado Plateau covers nearly 130,000 square miles in the Four Corners region, where the state boundaries of Colorado, New Mexico, Arizona, and Utah meet. The Whirlwind and other properties currently held by Energy Fuels lie in the Canyon Lands Section in the central and east-central part of the Plateau in Utah and Colorado. The Plateau’s basement rocks are mostly Proterozoic metamorphic and igneous intrusions.

4.5	Mineralization

The uranium and vanadium bearing minerals occur as fine grained coatings on the detrital grains, they fill pore spaces between the sand grains, and they replace carbonaceous material and some detrital grains.

The primary uranium mineral is uraninite (pitchblende) (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydro mica. Traces of metallic sulfides occur. In outcrops and shallow oxidized areas of the older mines, the weathered minerals now exposed are the calcium and potassium uranyl vanadates, tyuyamunite and carnotite. The remnant deposits in the ribs and pillars of the old mines show a variety of oxidized minerals common in the Mineral Belt. These brightly-colored minerals result from the moist-air oxidation of the primary minerals. Minerals from several oxidation stages are seen in the Packrat Mine, including corvusite, rauvite, and pascoite. Exposures in the Whirlwind rarely show the colorful oxides because it was standing full of water until recently.

Some stopes in old mines are over 1,000 feet long and several hundred feet wide. More often they are 400 feet to 600 feet long and 100 feet to 200 feet wide. The indicated resources of the Whirlwind Mine are of similar size. Individual mineralized beds vary in thickness from several inches up to 4 feet to 5 feet. Locally, two or more mineralized horizons separated by thin waste layers will make a thick mineable zone of 15 feet to 18 feet.

4.6	Drilling

Much of the drilling on the Whirlwind property was performed by previous operators. Although not actually counted, it is believed that over 1,000 holes have been drilled on the Whirlwind property, and the Crosswind property has a similar number.

Energy Fuels conducted a small drilling project in the summer of 2007 to verify some of the older drilling, explore for additional resources, and to obtain stratigraphic information for mine planning, particularly for a proposed drift to connect the Whirlwind Mine to the Packrat Mine. This project consisted of 14 holes in Colorado on the Whirlwind 2, 3, 4, and 13 claims and 14 holes in Utah on the Whirlwind 7, 7 Extension, 8, and 14 claims. The holes totaled 18,580 feet of drilling. Twenty-five of the holes penetrated the Burro Canyon, Brushy Basin, and Top and Middle rims of the Salt Wash. The other three holes, numbers WW-07-12, WW-07-13, and WW-07-14 stopped after penetrating the Top Rim sandstones of the Salt Wash, which is the host horizon of the bulk of the known resources. Cuttings were logged with particular attention to sandstone color, carbon content, and interbedded mudstone characteristics. The holes were probed using a natural gamma tool along with resistivity and spontaneous potential logs when the holes contained water. An induction tool was used in holes that were dry. All holes were also logged with a deviation tool. It is believed that previous operators also used this method, or a close variant of it. The Colorado Plateau logging tools were calibrated at the U.S. DOE test pits in Grand Junction, Colorado in May of 2007. A follow-up calibration run at the Grand Junction pits in October 2007 showed no statistical difference between calibrations.

In October 2008, Energy Fuels conducted a small drilling project on the Colorado and Utah portions of the Whirlwind property and a portion of the Far West lease located within the Whirlwind property permit boundary. Eleven holes, totaling 3,060 feet, were completed in the Far West lease area and served to meet the work commitment of the Far West lease, explore for resources in the Lumsden Mine area, and give stratigraphic information in the vicinity of a planned monitor well. There were three barren holes, four with mineralization from trace to 0.01%, and three with mineralization between 0.02 and 0.06% . The other hole found 2.5’ -0.12%, but this intercept was in a Brushy Basin sandstone, some 120 feet to 130 feet above the Top Rim.

There were ten holes, totaling 6,600 feet, drilled on the Colorado portion of the Whirlwind lease. Three holes were exploring east of the Whirlwind deposit, closer to the decline. These were barren with thin Top and Middle Rim sandstones. The other seven holes were offsets in the area of a good hole drilled in 2007, WW-07-10 (1.5’ -0.53%) . Of these, three encountered ore-grade intercepts, the best being 1.5’ -0.67% in the Top Rim. Two found low-grade mineralization and the other two had a trace. Three of these holes also found the Middle Rim to be very favorable, including mineralization up to 0.03% .

Five holes were drilled on Utah Section 16 lease. Two holes were completed by the end of October 2008, totaling 1,340 feet. A third hole was abandoned because the down-hole hammer broke, leaving metal in the hole. An offset to this and two other holes were drilled in early November (2,060 feet.) to conclude the 2008 drilling at the Whirlwind property. This third hole encountered 1.0’ -0.11% U3O8 in the Top Rim along with 2.0’ -0.02% a couple feet above. Holes four and five were drilled just west of the “B” Area part of the Whirlwind property. Hole 4 had 1.5’ -0.13% U3O8 and 1.5’ -0.04% U3O8 in the Top Rim. The last hole drilled was barren.

4.7	Sampling, Analysis and Data Verification

Energy Fuels has not conducted widespread and definitive sampling on the Whirlwind and adjoining properties. Previous underground activity, which resulted in driving the decline and short development headings, did encounter strong mineralization in one area, but this has not been available for sampling until recently due to water in the mine. However, the estimation of resources in this report has relied upon documentation from earlier operators. Energy Fuels has employed a conventional combination of channel sampling, radiometric scanning, and long-hole drilling since the completion of the rehabilitation of the Whirlwind Decline early in 2008. Exploration drilling from the surface will continue to be mostly rotary with down hole electric and radiometric logging, with an occasional core hole likely.

4.8	Exploration and Development

Work has proceeded on the permitting, design, and rehabilitation of the Whirlwind Mine, including acquisition and refurbishment of mining equipment and timbering, bolting, and arch-set replacement to ready the Whirlwind decline for production. A mining permit application was prepared and submitted on July 2, 2007, to the Colorado Division of Reclamation, Mining, and Safety. A US Bureau of Land Management Plan of Operations was submitted July 5, 2007. A water discharge permit has been issued for the Whirlwind Mine and construction of a water treatment plant and settling tanks has been completed. Mine dewatering is complete and intermittent pumping currently keeps the mine workings dry. On September 10, 2008, the Whirlwind permitting process was completed with the approval by the US Bureau of Land Management of Energy Fuels’ Plan of Operations for the Whirlwind Mine. Construction of all surface facilities (clearing, top soil stockpiling, drainage control structures, etc.) necessary for mine development and production to begin has been completed.

In April 2007, Energy Fuels announced the lease of 157 uranium lode claims in two separate blocks containing about 3,200 acres adjacent to and contiguous with the initial 1,181 acre Whirlwind Mine claims leased in December of 2006. These newly acquired properties are among those identified in the first technical report relating to the Whirlwind Property filed by Energy Fuels on January 3, 2007, as having the potential to significantly expand the mineral resources in the area of the Whirlwind Mine.

4.9	Mineral Resources

The Whirlwind Technical Report covering all the leased claims comprising the Whirlwind Mine property estimated an indicated mineral resource of 187,849 tons of mineralized material grading 0.29% U3O8 and 0.86% V2O5 containing 1.1 million lbs. of U3O8 and 3.6 million lbs. of V2O5. The Whirlwind Technical Report also states that the inferred resources on the Whirlwind Mine property are 437,100 tons grading 0.23% U3O8 and 0.72% V2O5 containing 2.0 million lbs. of U3O8 and 6.47 million lbs. of V2O5.

ITEM 5 -	ENERGY QUEEN MINE

As with the Whirlwind Mine, on November 21, 2008, EFRC suspended all development work at the Energy Queen, beyond permitting. EFRC continued to perform all environmental and permit-related compliance activities, safety inspections, equipment and facilities maintenance, and security at the mine site. The Corporation expended $267,000 on activities at the Energy Queen Mine including property holding costs ($61,000) and standby and permit compliance costs ($206,000).

Unless otherwise stated, the following description of the Energy Queen Mine is derived from the Energy Queen Technical Report. The author of the Energy Queen Technical Report is a “qualified person” and is “independent” of the Corporation within the meaning of NI 43-101.

5.1	Property Description and Location

The Energy Queen Mine project is located near the west end of the La Sal Mineral Belt, some three miles west of the town of LaSal, Utah. It consists of private and State of Utah leases on land in sections 2, 6, 7, 36, in San Juan County, Utah. The private leases consist of 702 acres held under a surface lease from Markle Ranch Holding, LLC and a mineral lease with Superior Uranium Inc. for a 20-year term, which can be extended. The area was leased from the 1970s through 1997 by Hecla Mining Corporation in a joint venture with Umetco Minerals Corporation (Union Carbide) and its successor, International Uranium Corporation (“IUC”). It was then known as the Hecla Shaft. The State of Utah leases comprise 1,124 acres that were purchased from Uranium One Inc. in December 2010.

Permitting
Water discharge permits to allow initial and ongoing discharge of underground mine water were approved by the Utah Water Quality Division. The surface discharge permit has also been approved. A Mine Reclamation Plan amendment was approved by the Utah Division of Oil, Gas and Mining on September 22, 2009. This amendment allows the Corporation to install the facilities for mine production of up to 250 tpd.

5.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Energy Queen Mine shaft is located in the extreme northeast corner of the lease (NE1/4 NE1/4 sec. 6). It is accessed from Utah State Highway 46, either 5.5 miles east of U.S. Highway 191 at La Sal Junction or 3.3 miles west of the La Sal post office. The headframe of the shaft is visible for a considerable distance from any direction. The headframe is located only 500 feet south of Highway 46 and is accessed by a gravel road.

All State and U.S. highways in this area are paved roads with weight limits of 85,000 lbs. and are maintained year round. Permanent structures existing at the site include the headframe and a metal building containing an office, shop, showers, warehouse, and the hoist. The compressor is located in a separate building. A small water treatment building and settling ponds are located on the permit portion in section 5. During earlier operations, water was treated with barium chloride to remove radium. Water encountered during mining will be in excess of the amount needed for the mining activity. Presently, inflow (once the mine is dewatered) is expected to be approximately 65 gallons per minute, based on Umetco pumping records from 1990. Phone and power lines are present; however, the power is currently deactivated. Diesel generators are being utilized during rehabilitation work.

La Sal, Utah is a very small town, currently home to some 200 people. It has been a hub to area ranchers, uranium and copper miners, and oil drillers for many years, as well as a supply stop for recreationists. A small grocery store and post office are located on the highway. The bulk of the residential sites are within the first mile south of the highway and two miles west of the store. The State of Utah and San Juan County both have road maintenance shops here. There are two churches, a fire station, and several small businesses in the community. Larger population centers of Moab and Monticello, Utah are 22 miles north and 34 miles south, respectively, from La Sal Junction on Highway 191.

The region is characterized by a broad shallow valley of hay fields and pasturelands at an elevation between 6,400 and 6,700 feet. The north side of the La Sal area slopes southwest, radially away from the La Sal Mountains, which attain an elevation of 11,817 feet at South Mountain, six miles to the north (even higher elevations are found farther north). The slope consists of bouldery gravels shed from the mountains, variably covered by wind-blown sandy loam. Underlying sedimentary rocks dip to the southwest, ranging from steep dips near the mountains to shallow dips near Highway 46. The shaft at the Energy Queen Mine is near to and on the south side of the axis of a northwest-trending syncline, so the underlying rocks are dipping slightly to the northeast with northeasterly dip increasing progressively southward within the lease. The near-surface gravels are thinner and finer-grained in the lease area; however, the area still is covered by thick soils. To the west and northwest, the sedimentary rocks are exposed in hills cut by small canyons due to moderate uplifting and faulting with a few hundred feet displacement related to the northwest extension of the Lisbon Valley salt-cored anticline. The surface of the lease is drained by small tributaries to West Coyote Creek, which flows westerly to Hatch Creek, thence northwesterly to Kane Spring Creek and, ultimately, to the Colorado River.

The area is semi-arid. All elevations within 4 miles of the Energy Queen property support moderate growths of sage and rabbitbrush along with other brush, forbs, cactus, yucca, and grasses. Higher elevations contain juniper and piñon in the rocky soils to the west and southwest and scrub oak to the northeast.

The 785-foot deep shaft of the Energy Queen Mine, along with the hoist, water treatment, and other surface facilities, will be repaired as needed to access and rehabilitate the working level drifts. Energy Fuels plans to pursue acquisition of, or joint venturing, adjoining leases which could logically be produced from the shaft. Verification drilling as well as exploration drilling was completed in 2008.

5.3	History

This portion of the La Sal Mineral Belt has seen production of uranium since the mid-20th century. Numerous underground mines near outcrops in the eastern La Sal District extracted vanadium and uranium from the early 1900s. Deeper deposits of the central La Sal Trend were discovered in the 1960s and developed for production in the 1970s through vertical shafts. The district production through 1980 amounted to about 6,426,000 lbs. U3O8 (0.32% U3O8) and nearly 29,000,000 lbs. V2O5 (1.46% V2O5). Production was derived from fluvial sandstones, mostly in the upper part of the Salt Wash Member of the Morrison Formation of Jurassic age. Production in the district ceased about 1991. Recently, Denison Mines (which merged with IUC in late 2006) has been producing again from the Pandora Mine located six miles east of the Energy Queen, as well as from the Beaver Shaft located to the west of the Pandora.

The Energy Queen Mine was started in 1979 by the Union Carbide-Hecla Joint Venture. The mine stopped production in 1983 due to inadequate uranium prices. Historic drilling by Hecla, Umetco, and others along with drilling completed by Energy Fuels suggests remaining measured resources at the Energy Queen Mine of 615,000 lbs. U3O8and 2.4 million lbs. V2O5. This is contained in roughly 96,000 tons of material at a grade of 0.32% U3O8 and 1.24% V2O5. Additionally, indicated resources are projected at 600,000 lbs. U3O8and 2.5 million lbs. V2O5 contained in about 85,000 tons of material.

5.4	Geological Setting

The Colorado Plateau covers nearly 130,000 square miles in the Four Corners region. The Energy Queen and other properties currently held by Energy Fuels lie in the Canyon Lands Section in the central and east-central part of the Plateau in Utah and Colorado. The Plateau’s basement rocks are mostly Proterozoic metamorphics and igneous intrusions.

5.5	Mineralization

The uranium and vanadium-bearing minerals occur as fine grained coatings on the detrital grains, they fill pore spaces between the sand grains, and they replace some carbonaceous material and detrital quartz and feldspar grains.

The primary uranium mineral is uraninite (pitchblende) (UO2) with minor amounts of coffinite (USiO4OH). Montroseite (VOOH) is the primary vanadium mineral, along with vanadium clays and hydromica. Traces of metallic sulfides occur. In outcrops and shallow oxidized areas of older mines in the surrounding areas, the minerals now exposed are the calcium and potassium uranyl vanadates, tyuyamunite, and carnotite. The remnant deposits in the ribs and pillars of the old mines likely would show a variety of oxidized minerals common in the Mineral Belt. These brightly-colored minerals result from the moist-air oxidation of the primary minerals. Minerals from several oxidation stages will be seen, including corvusite, rauvite, and pascoite. The Energy Queen has been standing full of water since 1993, so no direct observations have been made of the mine openings.

Some stoping areas in the mines to the east are well over 1,000 feet long and several hundred feet wide. The Indicated Resources of the Energy Queen Mine identified through drilling are of similar size. Individual mineralized beds vary in thickness from several inches to over 6 feet. Throughout much of the Energy Queen deposit there are two horizons in the Top Rim that host the mineralization, which are located 25 feet to 40 feet apart.

The lithology of Energy Fuels’ new drilling program correlated well with the old Union Carbide drilling.

The grades, position, and alteration correlate well with the old holes. The old drilling provided the best guide to drill offset holes. Energy Fuels drilling discovered uranium grades comparable to past production in 10 of the 19 holes completed. This proves the accuracy of the old drilling data. The deposit is strong in lateral extent; the new drilling was done at 100 feet or greater centers. This is exceptional for Salt Wash uranium deposits.

5.6	Drilling

Much of the drilling on the Energy Queen property was performed by previous operators, namely Union Carbide in 1977-1980. There have been approximately 160 holes drilled on the leased land of the Energy Queen property, and many hundreds more on adjoining property to the west, north, and east.

Energy Fuels conducted a drilling project to verify some of the older drilling, to obtain additional stratigraphic information for mine planning, and to add more resources to the mine inventory. Twenty holes were drilled by Energy Fuels at the Energy Queen from October 2007 to January 2008, totaling 14,450 feet. The drilling was successful in meeting the objectives of verifying the resource and adding 134,614 lbs. U3O8 to the Measured and 308,131 lbs. to the Indicated resources, with 10 holes containing mineralization greater than 1.0 foot of 0.10% U3O8. Cuttings were logged with particular attention to sandstone color, carbon content, and interbedded mudstone characteristics. The holes were probed using a natural gamma tool along with resistivity and spontaneous potential logs when the holes contained water. An induction tool was used in holes that were dry. All holes were also logged with a deviation tool. Even though the digitally recorded data displays estimated U3O8 content, the gamma logs were interpreted and mineralization calculated using the proven AEC method (area under the curve times the k factor equals the grade times thickness (Scott et al., 1960)). It is believed that previous operators also used this method, or a close variant of it. The Colorado Plateau Logging, LLC tools were calibrated in May 2007 at the U.S. Department of Energy test pits located in Grand Junction, Colorado. A follow-up calibration run at the Grand Junction pits in October 2007 showed no statistical difference between calibrations.

The following conclusions can be drawn by analyzing this current phase of drilling using the two cross-sections:

  Uranium and vanadium values and thicknesses discovered in the new Energy Fuels drilling correlate well with the old (circa 1980) drilling done by Union Carbide.
  Carbon “trash” zones in the favorable 45 foot to 60 foot thick sandstone (this is commonly referred to as the ore-bearing sandstone (“OBSS”) were an important mechanism to fix the uranium- vanadium mineralization.
  Mineralization occurs in an OBSS; it is thick (~60 feet) with most of the mineralization forming within 25 feet of the base of the sand (~5,790 foot elevation). Drill hole EQ-07-16 has a second mineralized zone 47 feet above the base of the sand (~5,825 foot elevation). This is in line with the La Sal- Pandora main channel trend.

  Mineralization occurs in an OBSS, about 45 feet thick. Holes EQ-07-15, 16 and 18 have second mineralized zones above the base of the sand. Mineralization formed in this thinner sand is controlled by carbon trash (usually at the top of the trash zone) and the position of the altered mudstones. Mineralization occurred near the base of the OBSS in the north extents. Two strongly mineralized zones occur in the central portion, and in the south extents, the strong mineralization occurs in the upper portion of the OBSS. This is equivalent to the La Sal-Rattlesnake Pit Trend.
  Both channels are strong and well developed, as indicated by an average drill offset distance of over 100 feet (from old mineralized holes in the preferred direction along course). Alteration is strongest on the top and middle splits of the OBSS sand.
  The OBSS sand sub-unit is located 40 feet to 60 feet below the contact with the Brushy Basin Member of the Morrison Formation. The uppermost part of the Top Rim of the Salt Wash Member lacks lateral continuity, is split by mudstone, is finer, is less permeable and ranges from semi- favorable to unfavorable.
5.7	Sampling, Analysis and Data Verification

Energy Fuels has not conducted widespread and definitive sampling on the Energy Queen property. Previous underground mining activity, which resulted in development drifting and stoping of one area will not be available for sampling until the mine is dewatered and shaft rehabilitation is done. The estimation of resources in this report has relied upon documentation from earlier operators and the Energy Fuels 2007-2008 drilling program. Energy Fuels employed a conventional combination of rotary drilling, geologic logging, and downhole electric and radiometric logging during its 2007-2008 drilling program.

5.8	Exploration and Development

The Energy Queen Mine has been extensively evaluated to determine the condition of the existing headframe, shaft, hoist, and other infrastructure. Bids for refurbishing the in-place facilities and cost estimates for materials and supplies have been obtained, and developed into a total cost of rehabilitating the Energy Queen Mine. Energy Queen permitting efforts to date consist of obtaining a water discharge permit, ground water monitoring, and completing transfer of the existing mine permit from Denison Mines to Energy Fuels. Energy Fuels has applied for amendments to the permit to better facilitate ore storage and construction of the water treatment plant. Rehabilitation efforts at Energy Queen will commence upon a recovery in the market price for uranium.

5.9	Mineral Resources

The Energy Queen Technical Report estimates the following mineral resources:

Category	Mass (tons)	Grade(1)		Contained Material
		%U3 O8	%V2 O5	lbs. U3 O8	lbs. V2 O5
Measured	136,870	0.29	1.26	789,960	3,446,690
Indicated	86,820	0.35	1.49	605,925	2,582,950
Inferred	67,780	0.27	1.33	366,250	1,804,460

(1)	The measured mineral resource grade has been diluted to a mining thickness of 3.0 feet, and the indicated mineral resource has been diluted to a mining thickness of 4.0 feet.

ITEM 6 -	SAN RAFAEL URANIUM PROJECT

Unless otherwise stated, the following summary of the San Rafael Uranium Project is derived from the San Rafael Technical Report. The author of the San Rafael Uranium Technical Report is a “qualified person” and is “independent” of the Corporation within the meaning of NI 43-101. The San Rafael Technical Report is available at www.sedar.com under the Corporation’s profile and is incorporated by reference (see “Documents Incorporated by Reference” above).

6.1	Technical Report Summary

The San Rafael Uranium Project, located in east-central Emery County, Utah, is owned by the Corporation through its subsidiaries Magnum USA and EFRC. The San Rafael Uranium Project land position is comprised of a contiguous claim block covered by 171 BM unpatented federal lode mining claims, 10 Hollie unpatented federal lode mining claims, and the State Section 36 Mineral Lease area.

Magnum USA’s interest in the San Rafael Uranium Project was obtained on November 19, 2006, via a joint venture (“JV”) agreement with Energy Metals Corporation (“EMC”), the underlying property owner. Magnum USA spent in excess of US$1,000,000 in work-related expenses and issued 850,000 treasury shares, thereby meeting all the requirements to complete an 80% earn-in. Subsequently, Magnum USA’s interest increased to 100%, with EMC’s interest diluted to a non-participatory 2% Net Smelter Royalty (NSR). After the signing of the Magnum USA/EMC JV agreement, EMC was acquired by Uranium One. EFI became the owner of Magnum USA as a result of a merger in June 2009 whereby Magnum USA became a wholly-owned subsidiary of EFI.

The two core uranium deposits of the San Rafael Project, the Down Yonder and Deep Gold were originally discovered by Continental Oil Company (“Conoco”) and Pioneer Uravan geologists in the late 1960s and 1970s to early 1980s, respectively. Exploration drilling was conducted just east of the core of the Tidwell Mineral Belt and north-northeast of the Acerson Mineral Belt. The area containing the deposits was considered to contain highly prospective paleo trunk stream channel trends. Some of the larger historic producing mines in the area were Atlas Minerals’ Snow, Probe, and Lucky Mines. The deposits in the San Rafael Project are peneconcordant, channel-controlled, sandstone-hosted, trend type, with mineralization hosted in the upper sandstone sequence of the Salt Wash Member of the Upper Jurassic Morrison Formation.

In addition to Conoco, Pioneer Uravan, and Atlas Minerals, the US Atomic Energy Commission and other companies (Union Carbide, Energy Fuels Nuclear, and others) conducted exploration drilling and mining in the area. Some of these companies performed historic resource estimates on both the Down Yonder and Deep Gold deposits, but, they are not considered compliant with NI 43-101 standards. These resource estimates are of historical importance, were generated by senior mining companies with significant uranium exploration and production experience and are considered as relevant checks to the San Rafael Technical Report.

The San Rafael Technical Report updates information set out in two technical reports previously filed by Magnum USA. Those reports are “Down Yonder Uranium Project Emery County, Utah USA” prepared by Laurence E. Pancoast, Reg. Prof. Geol. #790, State of Idaho, dated March 3, 2008 and “Amended Technical Report on Magnum Uranium Corp.’s Deep Gold Uranium Deposit Emery County, Utah” prepared by Steve R. Sturm, CPG #08776, dated May 21, 2009. The San Rafael Technical Report combines the descriptions of the two deposits in the previous reports and includes discussions of all other known mineralized areas within the San Rafael Project area. Subsequent to the May 2009 Technical Report on the Deep Gold deposit, Energy Fuels purchased the Hollie claims from Titan Uranium (January, 2011), giving Energy Fuels the rights to 100% of the Deep Gold deposit.

Approximately 450,000 feet of historic drilling, conventional and core, from about 450 holes, was conducted in the areas of the Deep Gold and Down Yonder deposits. Depth to mineralization at the Deep Gold in Section 23 averages 800 feet, with hole depths averaging approximately 1,000 feet. The depth to mineralization at the Down Yonder in Section 36 averages 970 feet, with hole depths averaging approximately 800 feet in Section 35 and about 1,100 feet in Section 36. Magnum purchased and otherwise acquired most of the available historic exploration data produced by the previous operators. A 100 hole, 100,000 foot drilling program is warranted to discover and define additional uranium resources. Total cost for this work would be $US 1.3 million to $US 1.5 million, based on an all-inclusive cost of $US 15/foot.

The Tidwell Mineral Belt and the San Rafael Uranium District have been the sites of considerable historic exploration drilling and production, with over 4 million pounds of uranium and 5.4 million pounds of vanadium produced. Production from the Snow, immediately up dip of the Deep Gold deposit, which produced for nine years, starting in March 1973 and ending in January, 1982 consisted of 650,292 pounds of U3O8 contained in 173,330 tons of material at an average grade of 0.188% U3O8,

Although historic mining in the Tidwell Mineral Belt and at Atlas’s Snow, Lucky, and Probe Mines, immediately adjacent to Energy Fuels’ land position boundary has been by conventional underground methods, the possibility exists that In-situ Leaching (ISL) techniques for extraction of sandstone-hosted uranium at Energy Fuels’ Deep Gold and Down Yonder deposits may be feasible. To this end, preliminary data collection and hydrologic evaluation to study the viability of ISL has been recommended.

For purposes of the Technical Report, no economic evaluation of the mineral resources was performed. Thus, the following estimate is solely a Mineral Resource. The combined Indicated Mineral Resource for the entire San Rafael Project comprises a resource of 758,000 tons @ 0.225% U3O8 containing 3,404,600 lbs. U3O8 and an Inferred Mineral Resource of 453,800 tons @ 0.205% U3O8 containing 1,859,600 lbs. U3O8. Using the historic District average recovered U3O8: V2O5 ratio of 1:1.35, this same tonnage could yield Indicated Mineral Resources of approximately 4,596,000 pounds V2O5at an average grade of 0.30% V2O5. The same Inferred Mineral Resource tonnage could yield approximately 2,510,000 pounds V2O5 at an average grade of 0.28% V2O5.

ITEM 7 -	SAGE PLAIN PROJECT

In FY 2011, EFRC along with Lynx-Royal, its CPP joint venture partner, acquired several close-spaced and contiguous leases and mining claims in the area of south eastern Utah-south western Colorado known as the Sage Plain. These leases and claims are located in the southern end of the Uravan Mineral Belt containing historic resources of sandstone-hosted uranium-vanadium deposits. The Sage Plain Project contains two historic producing mines and EFRC has now assembled sufficient contiguous historical resource acreage to begin the process of obtaining a permit from Utah’s Department of Oil, Gas, and Minerals to begin developing a mine.

Unless otherwise stated, the following description of the Sage Plain Project is derived from the Sage Plain Project Technical Report. The author of the Sage Plain Project Technical Report is a “qualified person” within the meaning of NI 43-101. The author is “independent” of the Corporation within the meaning of NI 43-101. The Sage Plain Project Technical Report is available at www.sedar.com under EFI’s profile and is incorporated by reference (see “Documents Incorporated by Reference” above).

7.1	Technical Report Summary

CPP’s Sage Plain Project is located near the southwest end of the Uravan Mineral Belt. The property lies about 14-19 miles northeast of Monticello, Utah. It consists of three private mineral leases, four Utah State Land mineral leases, and 94 unpatented mining claims on land administered by the U.S. Bureau of Land Management (BLM). There are two historic uranium-vanadium mines within the project area, the Calliham Mine, which accesses the three private leases, and the Sage Mine, which produced from the unpatented claims. The combined 5,635 acres of the property is comprised of approximately 1,680 acres of fee land, about 2,013 acres of Utah State School and Institutional Trust Lands Administration (“SITLA”) land and approximately 1,942 acres of BLM land covered by the unpatented claims in San Juan County, Utah and San Miguel County, Colorado.

Most of the project (the private and state leases, plus 44 of the claims) is in San Juan County, Utah and the other 50 claims are in San Miguel County, Colorado. All of the property, except one private lease, is held by CPP. CPP is a 50:50 joint venture between EFRC and Lynx-Royal. EFRC is a Colorado based subsidiary of Energy Fuels Inc. and Lynx-Royal is a joint venture between Lynx and Royal USA, Inc. Royal USA is a subsidiary of Aldershot Resources Ltd. The other private lease is held solely by EFRC.

The two historic mines have been idle for about 20 years. Both mines were operated in the 1970s to early 1980s by Atlas Minerals. The Calliham Mine was acquired by Umetco Minerals in 1988 and operated briefly in 1990-1991. Both mines ceased production due to depressed uranium and vanadium prices, not because they were depleted.

The various parcels of the project were acquired in stages. EFRC was successful bidder on two SITLA mineral leases in 2007. A third lease was awarded to EFRC in March 2011. These were subsequently assigned to CPP. CPP purchased 94 claims and another SITLA lease from Uranium One in November 2010. EFRC purchased the lease on the private Calliham parcel in February 2011 from Nuvemco, LLC and the Crain lease in July 2011 from Uranium Energy Corporation. Both of these leases have been assigned to CPP. The final acquisition in the project area, the Skidmore lease covering land owned by J.H. Ranch, Inc., was acquired in October 2011 from a private group that had an option to lease with J.H. Ranch. Lynx-Royal declined to participate in this acquisition. This parcel is an indispensable part of the Project, but EFRC will retain a 100% interest unless Lynx-Royal chooses to buy-in at a later date.

The Sage Plain District, also referred to as the Egnar District or Summit Point District, is a portion of the greater Slick Rock District. It is the southwest continuation into Utah of the Uravan Mineral Belt. Here, the host sandstones of the Salt Wash Member of the Jurassic-aged Morrison Formation are not exposed. They are covered by Cretaceous-aged sediments or the upper Morrison Formation’s Brushy Basin Member. Therefore, discovery of economic deposits here lagged many years behind the production from the same host rocks elsewhere in the Slick Rock District a few miles to the northeast in Colorado. At Slick Rock, mining and milling of radium-uranium-vanadium ores has occurred since 1901. This part of  the Uravan Mineral Belt has a significantly higher ratio of U3O8:V2O5 in the ore than the deposits farther north.

Historic drilling from the surface by previous operators (including Hecla, Atlas, Truchas, Pioneer Uravan, and Umetco), long-hole drilling within the underground mines, and verification and fill-in exploration drilling in 2011 by CPP suggest remaining Measured and Indicated Mineral Resources at the Sage Plain Project of approximately 2,833,795 lbs. U3O8 and 17,829,289 lbs. V2O5. This is contained in roughly 642,971 tons of material at an in-place grade of 0.220% U3O8 and 1.39% V2O5. Additionally, Inferred Mineral Resources are estimated at 49,136 tons with an in-place grade of 0.184%U3O8 and 1.89% V2O5 (181,275 lbs. U3O8 and 1,854,034 lbs. V2O5). This resource estimate for the Sage Plain Project is divided into the particular leases and claims for reporting in this Technical Report. The resources of the Calliham, Crain, and Skidmore leases are accessible through the Calliham Mine. The Sage Mine will be used to access the resources on the Sage claims. Mineral resources on the other claims and those on the Utah State Land leases will likely require new mine entries to be exploited.

The ownership interest of the two partners in CPP is shown in the first column of Table. The EFR portion of the combined Measured and Indicated Mineral Resources listed above is 439,093 tons containing 1,975,704 lbs. U3O8 (0.225% U3O8) and 12,224,227 lbs. V2O5 (1.39% V2O5). The Lynx-Royal portion is 203,879 tons containing 858,092 lbs. U3O8 (0.21% U3O8) and 5,605,062 lbs. V2O5(1.38% V2O5). The Inferred Mineral Resources are split 50:50 between the partners since there are no Inferred Mineral Resources on the Skidmore parcel. Each partners’ share of the Inferred Mineral Resource is 24,568 tons containing 90,638 lbs. U3O8(0.184% U3O8) and 927,017 lbs. V2O5 (1.89% V2O5).

Table – Summary of Measured, Indicated, and Inferred Mineral Resources for the Sage Plain Project; rounded.

Resource Type	Measured Mineral Resources (grade and tons)	Measured Mineral Resources (lbs.)	Indicated Mineral Resources (grade and tons)	Indicated Mineral Resources (lbs.)	Inferred Mineral Resources (grade and tons)	Inferred Mineral Resources (lbs.)
Calliham Lease 50/50 EFRC/Royal	0.201% U3 O8 1.26% V2 O5 224,998 tons	905,410 U3 O8 5,665,534 V2 O5	0.153% U3 O8 0.96% V2 O5 9,660 tons	29,556 U3 O8 184,726 V2 O5	0.140% U3 O8 0.88% V2 O5 1,533 tons	4,292 U3 O8 26,825 V2 O5
Skidmore Lease 100% EFRC	0.237% U3 O8 1.40% V2 O5 228,222 tons	1,083,398 U3 O8 6,405,329 V2 O5	0.245%U3 O8 1.53% V2 O5 6,992 tons	34,214 U3 O8 213,836 V2 O5
Crain Lease 50/50 EFRC/Royal	0.171% U3 O8 1.07% V2 O5 63,408 tons	216,740 U3 O8 1,354,624 V2 O5	0.541%U3 O8 3.38% V2 O5 9,688 tons	104,835 U3 O8 655,216 V2 O5	0.433% U3 O8 2.71% V2 O5 6,322 tons	54,718 U3 O8 341,986 V2 O5
Sage Claims 50/50 EFRC/Royal	0.228% U3 O8 1.67% V2 O5 98,992 tons	451,410 U3 O8 3,298,574 V2 O5	0.407%U3 O8 2.54% V2 O5 1,011 tons	8,232 U3 O8 51,450 V2 O5	0.148% U3 O8 1.80% V2 O5 41,281tons	122,265 U3 O8 1,485,223 V2 O5
TOTALS	0.216% U3 O8 1.36% V2 O5 615,620 tons	2,656,958 U3 O8 16,724,061 V2 O5	0.323% U3 O8 2.02% V2 O5 27,351 tons	176,837 U3 O8 1,105,228 V2 O5	0.184% U3 O8 1.89% V2 O5 49,136 tons	181,275 U3 O8 1,854,034 V2 O5

Notes:
1)	Grades and tonnages shown as undiluted amounts.
2)	Vanadium grades are based on assays where known, otherwise estimated at the average V2 O5 :U3 O8 ratios for the individual properties used by previous operators based on past production.

ITEM 8 -	NON-MATERIAL MINERAL PROJECTS

The Corporation holds mineral properties in the Western U.S. and in Saskatchewan as follows:

Mineral Properties	Claims	Approximate Acres
Colorado Plateau (1)	854	30,918
Arizona Strip	170	3,400
Other U.S.	18	1,500
Canada	23	33,504
Total – Mineral Properties	1,065	69,322

(1) Includes Whirlwind Mine, Energy Queen Mine, San Rafael Project and Sage Plain Project properties discussed above.

The Colorado Plateau
As noted, the Corporation’s strategic plan is to become a fully integrated U.S. uranium and vanadium producer, primarily from properties located on the Colorado Plateau in the States of Colorado, Utah and Arizona. Mineral properties in Colorado are located primarily within the Uravan Mineral Belt. The Corporation’s Utah mineral properties are located in the La Sal Creek District, the Moab District and the San Rafael District. In the State of Arizona, the exploration activities are conducted by the Arizona Strip Partners LLC (“ASP”), a joint venture with Royal USA Inc. (“Royal”), formed in June 2008. ASP’s mineral properties are comprised solely of claims located on property north and south of the Grand Canyon.

In November 2010 the CPP acquired 94 contiguous mining claims (1,942 acres) in the Sage Plain area of Utah and Colorado at the south end of the Uravan Mineral Belt, along with a Utah State Mineral Lease on two nearby properties (733 acres). All of these properties were acquired from Uranium One. They are located in close proximity to two other Utah State leases already owned by Colorado Plateau Partners Joint Venture (“CPP”) and are about 70 highway miles from Energy Fuels’ proposed Piñon Ridge Mill. The properties were acquired for a nominal cash payment and overriding royalties. EFRC is a 50% partner in CPP.

On January 12, 2011, the Corporation signed a purchase agreement with Titan Uranium, Inc whereby the Corporation will issue 1,046,067 of the Corporation’s common shares valued at $1.2 million USD to purchase the rights for ten Hollie claims, located in Emery County, Utah. The Hollie Claims, located about 120 miles from the site of Energy Fuels’ proposed Piñon Ridge Mill, are surrounded by claims in the San Rafael uranium district acquired by the Corporation from Magnum Uranium in the merger completed June 30, 2009.

On February 10, 2011, the Corporation acquired, through EFRC, a mining lease for a property known as the Calliham Mine from Nuvemco, LLC. The purchase price for the mining lease was satisfied by the issuance of 1,064,895 Common Shares. The Calliham Mine property covers approximately 320 acres in San Juan County, Utah. The property borders the 94 contiguous mining claims (1,942 acres) and a 733 acre Utah State Mineral Lease recently acquired by the Colorado Plateau Partners Joint Venture (“CPP”) in the Sage Plain area of Utah and Colorado at the south end of the Uravan Mineral Belt. CPP is a joint venture between EFRC and Royal. The block of properties are about 70 highway miles from the proposed Piñon Ridge Mill. Under the terms of the CPP joint venture agreement, participation in the Calliham Mine property will be offered to Royal. At Royal’s option, the property may be assigned to CPP, with Royal paying to EFRC one-half of the cost of the property.

On July 27, 2011, the Corporation acquired, through EFRC, a mining lease for a property known as the Crain Property from UEC Resources LLC. The cash purchase price for the mining lease was $500,000. The Crain Property covers approximately 640 acres in San Juan County, Utah. The property borders the 94 contiguous mining claims (1,942 acres) and a 733 acre Utah State Mineral Lease recently acquired by CPP in the Sage Plain area of Utah and Colorado at the south end of the Uravan Mineral Belt. The block of properties are about 70 highway miles from the proposed Piñon Ridge Mill. Under the terms of the CPP joint venture agreement, participation in the Crain Property was offered to Royal. Royal agreed to the contribution. As a result, Royal paid EFRC $250,000 and each partner will record a $250,000 credit to its capital account.

During FY 2011, EFRC’s net investment in its Colorado mineral properties totalled $1.2 million. Net investment in the Utah properties totalled $1.6 million, for a total net investment of $2.8 million in the Colorado Plateau properties. Net investment includes property holding costs, advance royalties, mine development costs, drilling and other exploration activities, less property write-downs for abandoned claims. Exploration activities conducted by ASP, funded entirely by Royal as their earn-in credit, was $0.46 million. The following discussion describes the activities conducted:

The Arizona Strip
On November 15, 2006, the Corporation entered into a joint venture agreement with High Plains Uranium, Inc., to explore 192 unpatented mining claims in Coconino and Mohave Counties, Arizona. The Corporation’s initial interest in the JV is 50%, which can be increased to 80% as a result of certain events and expenditures by the Corporation.

In March 2008, the drilling program on the Weap Project recommenced and concluded with the completion of three new holes totalling 3,543 feet, and the deepening of one hole by 140 feet. None of these four holes intersected uranium mineralization. The Corporation holds a total of 24 separate claim blocks on the Arizona Strip. During 2008 detailed geological mapping on 24 claim blocks was completed.

On June 30, 2008 the Corporation along with Royal USA Inc. completed the formation of the Arizona Strip Partners LLC, a joint venture company created to explore uranium properties on the Arizona Strip located in Northern Arizona. The Corporation’s interest in the JV is 50%, subject to adjustments based on future expenditures. Energy Fuels contributed the Arizona acreage currently controlled by the Corporation and the 192 unpatented claims initially held under the High Plains JV. Energy Fuels is the manager of this joint venture and the operator of the exploration programs and any mines developed by the joint venture. As a result of the agreed-to-value of the assigned 192 claims initially held under the High Plains JV and subsequently transferred to the Arizona Strip Partners LLC, the Corporation, in fiscal 2008, wrote off $1,184,842 related to its interest in the High Plains claims.

In November 2008, 19 of the 24 claim blocks were flown by Geotech Ltd. to conduct geophysical surveys in order to identify anomalous signatures that typically indicate the presence of possible breccia pipes.

Interpretation of this geophysical survey data, in conjunction with the detailed geological mapping of the claim blocks, were used to prioritize the claim blocks for further exploration.

In February 2009, the final processing of the filtered data and the producing of maps was completed. During the second quarter of calendar 2009 further interpretation was undertaken to identify geophysical signatures indicating the possible presence of a breccia pipe.

In March 2009, the Corporation resolved the issue with High Plains in which 22 of the original 192 claims were discovered to be null and void as the BLM didn’t retain the mineral rights to these properties. Negotiations were conducted with Uranium One to resolve the issue of these null and void claims being contributed to the JV. The result of that negotiation was a reduction in the annual minimum expenditure requirement to $188k from $250k, and a reduction in the total expenditures to earn an 80% interest in the JV to $4.50 million from $6.00 million.

During FY 2010, ASP’s activities were primarily related to processing and modeling interpretation of the data collected from the helicopter-borne Versatile Time Domain Electromagnetic geophysical survey taken in 2008 and 2009 and expenditures for 3D seismic surveys. These expenditures were funded by Royal for their earn-in credit as required by the joint venture agreement. In June 2010, the partners of ASP approved the FY 2011 (July 2010 – June 2011) budget with expenditures totalling $690,000. The expenditures are primarily for 3D seismic surveys and funding for four drill holes on targets sited from the results of the seismic surveys.

During FY 2011, ASP’s activities were primarily related to completing two drill holes on the Pocket 2 claims in northern Arizona, which clearly confirmed the presence of a very large breccia pipe structure. Neither hole intersected the pipe throat where uranium mineralization is most likely to occur. However, the results did confirm the successful application of two geophysical exploration techniques (the Helicopter-borne Time Domain Electromagnetic Geophysical Survey with a VTEM-M system and the 3-D Seismic Survey) to locate breccia pipe targets in the Arizona Strip.

In June 2011, the partners of ASP approved the FY 2012 (July 2011 – June 2012) budget with expenditures totalling $580,000. The expenditures are primarily for Time Domain ElectroMagnetic surveys and funding for four (4) drill holes on targets sited from the results of the seismic surveys. The funding for the FY 2012 budget will be provided by Royal for earn-in credit.

Cash expenditures for the ASP during the Corporation’s fiscal year ended September 30, 2011 were $462,000. These expenditures were primarily for drilling activities on the last of four holes drilled pursuant to the FY 2011 budget. These expenditures were funded by Royal for their earn-in credit as required by the joint venture agreement. At September 30, 2011, Royal had funded US$1.53 million of their US$1.9 million earn-in obligation.

Other Properties

Wyoming - 35-75 Property
Magnum Uranium acquired a 1,080 acre land package located in Converse County, Wyoming via a combination of staking and leasing. The property is comprised of 26 federal lode mining claims and two private leases. During 2006, Magnum Uranium purchased geological data on the 35-75 property for US $200k. In November 2007, Magnum Uranium announced a large and statistically significant radon anomaly on its 35-75 property. The alpha track radon survey discovered an anomaly which is approximately 2,500 feet long and 2,000 feet wide covering an area of 87 acres.

This property is immediately adjacent to Cameco Corporation’s Smith Ranch ISR operation. During FY 2010 the Corporation conducted discussions with several parties regarding the sale of the property, however, the Corporation did not receive any offers for the property and, accordingly, wrote off $404,000 in acquisition and deferred costs associated with this property.

Burnt Pond, Newfoundland
Energy Fuels holds a 100% interest in the Newfoundland property known as Burnt Pond which is prospective for both zinc and copper, consisting of 20 mining claims totalling 725 hectares. The property is located approximately 38 kilometers east of Buchans and approximately 55 kilometers west of Grand Falls in the Tally Pond Belt of volcanic and sedimentary rocks of central Newfoundland. In April 2008, the Burnt Pond mining claims were transferred to Energy Fuels Exploration, Inc. a 100%-owned subsidiary of Energy Fuels Inc.

In August 2008, Energy Fuels personnel reviewed core data samples held by the Canadian Government and were granted permission to access raw data from a forthcoming survey to be completed by adjacent property holders. Following the review and interpretation of such data, the Corporation explored the possibility of optioning the property to another mining company for further exploration. There is no expenditure commitment on this property. The annual cost to maintain this property is approximately $600.

Due to uncertainty regarding the ability to sell the property or enter into a joint venture with another mining company operating in the same area, the Corporation chose to write-off all costs incurred to date in the amount of $0.68 million.

Athabasca Basin, Saskatchewan
In January 2006, Magnum Uranium completed the acquisition of a 100% interest in 416,000 acres in Saskatchewan, Canada. Since that time, the property position has been reduced to less than 50,000 acres. The Athabasca Basin is host to the largest uranium deposits in the world. Since 1968, 18 deposits totalling over 1.4 billion lbs. of uranium have been found in the Athabasca Basin, and Canada currently accounts for 32% of the world’s uranium supply, almost all of it from this region. The property acquired by Magnum Uranium has an estimated maximum depth to the Basin floor at the western edge of 600 meters.

In May 2007, Magnum Uranium entered into a Joint Venture Agreement with Triex Minerals Corporation (“Triex”) providing Triex with the right to acquire up to a 70% interest in a portion of the Athabasca claim position known as the Stony Road. As of April 30, 2009, Triex had incurred exploration expenditures of approximately $2.00 million earning its first option and a 60% interest in the property. At that point, Triex notified Magnum Uranium that it did not intend to exercise its second option for an additional 10% interest and accordingly, a 60/40 joint venture will go forward with Triex as operator.

In March 2009, Triex completed drilling on a high priority target identified by programs conducted by Magnum Uranium during the years 2007 to 2008. The results reported by Triex from the drilling did not yield results that encouraged continued investment in the Stony Road property, therefore Triex wrote off their costs invested in Stony Road in the amount of $2.07 million at the end of their fiscal year ended July 31, 2009.

As a result of the Triex write-off and the fact that the Corporation’s Athabasca Basin properties fall outside its core area of interest, the Corporation elected to write-off all costs associated with the Athabasca Basin properties, which totalled $2.85 million.

ITEM 9 -	DIVIDENDS

The Corporation has not paid dividends in the past and it does not expect to have the ability to pay dividends in the near future. If the Corporation generates earnings in the future, it expects that they will be retained to finance further growth. The directors of the Corporation will determine if and when dividends will be declared and paid in the future based on the Corporation’s financial position at the relevant time.

ITEM 10 -	DESCRIPTION OF CAPITAL STRUCTURE

10.1	General Description of Capital Structure

The authorized capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of Preferred Shares issuable in series, and an unlimited number Series A Preferred Shares.

The holders of Common Shares are entitled to vote, to receive dividends and to receive, subject to the right of holders of any other class of shares, the remaining property of the Corporation upon liquidation, dissolution or winding up of the Corporation. The Preferred Shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the board of directors of the Corporation approving their issuance, subject to the Corporation’s Articles of Incorporation. The Series A Preferred Shares are non-redeemable, non-callable, non-voting and do not have a right to dividends.

As of December 15, 2011, there were 123,999,665 Common Shares issued and outstanding.

In addition, (i) 6,620,300 Common Shares are issuable pursuant to currently outstanding stock options granted pursuant to the Corporation’s Stock Option Plan and in connection with the acquisition of Magnum, which options are exercisable at prices ranging from $0.16 to $2.25, (ii) 11,500,000 Common Shares are issuable pursuant to currently outstanding warrants, which warrants are exercisable at $0.65 per share until March 15, 2015, and (iii) 1,610,000 Common Shares are issuable pursuant to agents’ compensation warrants, which compensation warrants are exercisable at $0.50 per share until September 30, 2012.

10.2	Rights Plan

A shareholder rights plan (the “Rights Plan”) was approved by the Board of Directors on February 3, 2009 and adopted by the shareholders of the Corporation on March 19, 2009.

The Rights Plan has an initial term of three years. The provisions of the Rights Plan are set out in an agreement dated as of February 2, 2009 between the Corporation and CIBC Mellon Trust Company, as Rights Agent, as previously filed by the Corporation. The Rights Plan will expire at the next annual meeting of shareholders of the Corporation, unless a renewal of the Rights Plan is approved by shareholders of the Corporation. The Board of Directors of the Corporation intends to request that shareholders of the Corporation approve the renewal of the Rights Plan at the next annual meeting.

The Rights Plan is designed to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Corporation. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also provides the Board with more time to fully consider an unsolicited take-over bid and, if applicable, to explore other alternatives to maximize shareholder value.

ITEM 11 -	MARKET FOR SECURITIES

The Common Shares in the capital of the Corporation are listed for trading on the Toronto Stock Exchange under the symbol “EFR”. Prior to March 19, 2007, the Common Shares were listed and traded on the TSX Venture Exchange.

The table below sets out the low and high prices for the securities of the Corporation on the TSX for the calendar months commencing October 1, 2010 and ending September 30, 2011 along with the volume of common shares traded for the months indicated:

Month	Low ($)	High ($)	Volume Traded (Daily Average)
October 2010	$0.315	$0.68	548,840
November 2010	$0.55	$0.75	348,703
December 2010	$0.61	$0.95	430,731
January 2011	$0.81	$1.45	1,140,453
February 2011	$1.11	$1.59	867,418
March 2011	$0.415	$1.14	2,346,760
April 2011	$0.44	$0.60	503,654
May 2011	$0.365	$0.485	240,876
June 2011	$0.315	$0.42	177,510
July 2011	$0.36	$0.435	200,464
August 2011	$0.285	$0.385	162,642
September 2011	$0.22	$0.33	117,687
October 2011	$0.20	$0.465	193,446
November 2011	$0.295	$0.415	91,945

ITEM 12 -	DIRECTORS AND OFFICERS

12.1	Name, Occupation and Security Holding

The following table sets forth the name and municipality of residence, the office (if any) held with the Corporation, the Common Shares of the Corporation beneficially owned or controlled, directly or indirectly, for each of the officers and directors of the Corporation:

Name and Municipality of Residence	Office Held	Director Since(1)	Number of Common Shares Beneficially Owned or Over Which Control or Direction is Exercised(2)
J. Birks Bovaird Ontario, Canada	Chairman and Director	2006	103,500
Robert J. Leinster(3) Ontario, Canada	Director	2006	7,988
Bruce D. Hansen(3) (4) Colorado, USA	Director	2007	130,000
Douglas McIntosh(4) Colorado, USA	Director	2007	Nil
Paul A. Carroll(3) Ontario, Canada	Director	2010	100,000
Mark E. Goodman(3) (4) Ontario, Canada	Director	2010	Nil
Stephen P. Antony Colorado, USA	President, CEO and Director	2009	201,100
Jeffrey L. Vigil Colorado, USA	Chief Financial Officer	N/A	Nil
Gary R. Steele Colorado, USA	Corporate Secretary, VP – Corporate Marketing	N/A	130,000

Notes:
(1)

Directors are elected annually and hold office until a successor is elected at a subsequent annual meeting of the Corporation, unless a director’s office is earlier vacated in accordance with the by-laws of the Corporation.

(2)

The information as to shares beneficially owned or over which they exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective nominees individually.

(3)	Member of Audit Committee.
(4)	Member of the Governance, Compensation and Nominating Committee.

J. Birks Bovaird, is the Chairman of the Corporation. He has been involved in the financial services industry since the early 1970’s and for a majority of his career has been involved with providing financial advisory consulting. He also is the Chief Executive Officer of Richmond Minerals Inc. a Canadian mining exploration company focused on certain properties in the Provinces of Quebec and Ontario. Additionally he sits on several boards of mining exploration and development companies. He was previously the Vice President of Corporate Finance providing financial advisory services for the clients of one of Canada’s major accounting firms.

Robert J. Leinster, is a Chartered Accountant, his entire career having been engaged in public practice with an international accounting firm until his retirement. His preferred areas of professional practice is in the areas of corporate valuations, mergers and acquisitions which include experience in valuations of private and public companies including appearing as a professional witness in corporate litigation cases. Prior to specializing in these areas he practiced as an assurance engagement partner and served in administrative positions as both Toronto and eastern regional managing partner including serving on national executive committees. Presently Mr. Leinster is Chairman of the Board and Chair of the Audit Committee of Cenit Corporation a Canadian holding listed on the TSX Venture Exchange and a director and Chairman of the Audit Committee of Energy Fuels Inc., a listed company on the TSX exchange.

Bruce D. Hansen, is currently the Chief Executive Officer of General Moly Inc. a molybdenum development company (NYSE: Amex, TSX). Previously, Mr. Hansen was Senior Vice-President, Operations Services and Development with Newmont Mining Corporation until November, 2006. He worked with Newmont for ten years holding increasingly senior roles including CFO from 1999 to 2005. Prior to joining Newmont, Mr. Hansen spent 12 years with Santa Fe Pacific Gold where he held increasingly senior management roles including VP Corporate Development and VP Finance. Mr. Hansen holds a Masters of Business Administration from the University of New Mexico and a Bachelors of Science Degree in Mining Engineering from the Colorado School of Mines.

Douglas McIntosh, is currently an independent consultant to natural resource companies in the area of mergers, divestitures, acquisitions financing and asset valuation. From 1985 to 2000, when he resigned as a Vice President, Mr. McIntosh held investment and corporate banking positions with JP Morgan & Company advising US and international clients on M&A and corporate finance transactions. Prior to joining JP Morgan, he held senior engineering positions with Exxon Minerals Company, Kaiser Engineers Inc. and Granby Mining Corporation. Mr. McIntosh holds a Masters of Business Administration from the University of British Columbia and Bachelors of Science Degree in Mining Engineering from the Colorado School of Mines.

Paul A. Carroll, is President of Carnarvon Capital Corporation, a corporate management and investment company, and is President and CEO of World Wide Minerals Ltd., a former uranium mining and marketing company. He has had a lengthy career in the legal and mining fields and has been a director of many publicly traded and privately held companies, including Dundee Corporation, International Corona Corp. and Zemex Corp.

Mark E. Goodman, is the Executive Chairman of the Board of Cogitore Resources Inc. and is a member of the board of several publicly traded and privately held companies, including Valdez Gold Inc., Odyssey Resources Ltd., Corona Gold Corp. and the Dynamic Venture Opportunities Fund.

Stephen P. Antony, is the President and Chief Executive Officer of the Corporation. Mr. Antony is a registered professional engineer in all states in which the Corporation holds properties. He is a graduate of the Colorado School of Mines and also holds an MBA from the University of Denver. Over the last 33 years Mr. Antony has held increasingly senior positions in both the technical and managerial sectors of the mining business, including both base and precious metals, and energy minerals. He first entered the uranium business with Mobil Oil’s Mining and Mineral group in the mid-1980’s, during which time he developed the reclamation plan for Mobil’s El Mesquite ISL operation in south Texas. He joined Energy Fuels Nuclear, Inc. (“EFN”) in 1986 as the company was growing to become the largest U3O8 producer in the USA peaking at more than 5 million lbs. annually. Mr. Antony served as director of Technical Services for the company where he authored many of the feasibility studies which provided justification for EFN’s expansion of their highly successful Breccia Pipe Mine projects in the Arizona Strip. Subsequent to his employment with EFN, Mr. Antony held a brief position with Power Resources, Inc (“PRI”) as Vice President of Business Development. He then consulted to Cameco Corp. on due diligence prior to their acquisition of PRI, which Cameco undertook as part of their strategy to become a significant uranium producer in the US. Mr. Antony works closely with the Board on establishing growth strategy and long term objectives for the Corporation and is currently responsible for the daily operations of Energy Fuels, including all aspects of uranium property exploration, future ore production and future mill processing.

Jeffrey L. Vigil, is a mining industry financial veteran with significant CFO experience. He is a graduate of the University of Wyoming with a BS Accounting and is a licensed Certified Public Accountant in the State of Colorado. He was formerly Vice President - Finance for Energy Fuels Corporation (EFC), and through EFC’s subsidiary Energy Fuels Nuclear, Inc., worked on the team which then included Stephen Antony, the Corporation’s CEO. From 1996 to 2007, Mr. Vigil served as CFO for Koala Corporation; a public company traded on the NASDAQ exchange, with approximately 350 employees and operating divisions in New York, Florida, Texas, Oregon, Colorado and British Columbia, managing the full range of CFO responsibilities including financial and management reporting, bank and equity financings, tax planning and compliance, treasury, and risk management. He was instrumental in the acquisition of six companies by Koala and the divestiture of five operating divisions between 1997 and 2007. Mr. Vigil pursued varied finance and accounting consulting assignments in 2007 and 2009, including assisting Energy Fuels in its early design and installation of accounting systems and software.

Gary R. Steele, is a registered professional engineer and an engineering graduate of the Colorado School of Mines. He also holds a MSc. in Mineral Economics from Colorado School of Mines. Over a 39 year career Mr. Steele has held a wide range of responsible positions providing a broad technical and commercial view of the mining business. During 20 years in the coal industry, he worked in engineering and operating roles, both underground and surface, and was Director of Utility Marketing for a large Powder River Basin, Wyoming coal producer, negotiating fuel supply and transportation contracts with major U.S. utilities. He was also designated a member of the corporate M&A due diligence team. This mining experience was followed by 15 years in the investment management business, and the establishment of Steele Capital Advisors, an advisory firm managing investment portfolios for private clients, and specializing in mineral industry opportunities. He was the Director of Engineering for a mining and earthmoving contractor, KGL Associates, from May 2004 to December 2006. Mr. Steele joined the Corporation in 2006 and, drawing on his complementary mix of experience, is responsible for investor relations, economic and project evaluation, and utility marketing. In November 2008, he was also appointed as Corporate Secretary for the Corporation.

As at December 17, 2011, the directors and senior officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 672,588 Common Shares, representing approximately 0.54% of the currently outstanding Common Shares.

12.2	Cease Trade Orders and Bankruptcies

Except as set out below, to the knowledge of the Corporation no director or executive officer of the Corporation is, as at the date of this Annual Information Form or has been, within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade or order similar to a cease trade order, or an order that denied the relevant company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to an cease trade or order similar to a cease trade order, or an order that denied the relevant company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. J. Birks Bovaird was an independent director of Exploration Brex Inc. in 2001, when such company was the subject of a cease trade order as a result of its failure to meet its timely disclosure filing obligations. Exploration Brex Inc. was dissolved on May 4, 2001. Mr. Bovaird was also a director of HMZ

Metals Inc. (“HMZ”) at the time a cease trade order was issued on September 6, 2005 requiring the directors, officers and insiders of HMZ to cease all trading in, or acquisition of, the securities of HMZ due to HMZ's failure to file its interim financial statements for the six month period ended June 30, 2005 and a cease trade order was issued on April 17, 2006 as a result of HMZ's failure to file its audited annual financial statements for the fiscal year ended December 31, 2005 and management's discussion and analysis thereon. The cease trade order issued on September 6, 2005 expired on October 20, 2005. The cease trade order issued on April 17, 2006 expired on June 2, 2008.

Mr. Carroll was an independent director of Argus Corporation Limited (“Argus”) from April 2004 to November 2004 and of Hollinger Inc. (“Hollinger”) from August 2004 to July 2005. In those capacities he was subject to a management cease trade order issued by the Ontario Securities Commission on June 3, 2004, as varied, in respect of Argus, and June 1, 2004, as varied, in respect of Hollinger. Both management cease trade orders were issued because of Argus' and Hollinger's failure to file their respective financial statements and other requisite reports. Argus and Hollinger were not able to file such financial statements and reports as a result of the non-filing of financial statements by their subsidiary Hollinger International, Inc. (now Sun-Times Media Group, Inc.).

Except as set out below, to the knowledge of the Corporation, no director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)

is, as at the date of this Annual Information Form or has been, within the 10 years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)

has, within the 10 years before the date of the Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Jeffrey L. Vigil was an executive officer of Koala Corporation from May 15, 1996 to March 19, 2007. On March 23, 2007 Koala Corporation filed a voluntary petition for bankruptcy protection under Chapter 11 in the U.S. Bankruptcy Court for the District of Colorado. Koala Corporation’s Plan of Reorganization was confirmed pursuant to an Order entered by the U.S. Bankruptcy Court on August 28, 2007.

12.3	Penalties or Sanctions

To the knowledge of the Corporation, no director or officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

12.4	Conflicts of Interest

Certain of the Corporation’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting issuer companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.

ITEM 13 -	AUDIT COMMITTEE

13.1	Audit Committee Charter

A copy of the Corporation’s Audit Committee Charter is annexed to this Annual Information Form as Appendix “A”.

13.2	Composition of the Audit Committee

The current members of the Audit Committee of the Corporation are Robert J. Leinster, Bruce D. Hansen, Paul A. Carroll and Mark E. Goodman. Robert J. Leinster is the Chairman of the Audit Committee. The directors of the Corporation have determined that each member of the Audit Committee is considered to be “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees (the “Instrument”).

13.3	Relevant Education and Experience

Robert J. Leinster, is a Chartered Accountant, his entire career having been engaged in public practice with an international accounting firm until his retirement.

Bruce D. Hansen, holds a Masters of Business Administration from the University of New Mexico and a Bachelors of Science Degree in Mining Engineering from the Colorado School of Mines. He was Senior Vice-President, Operations Services and Development with Newmont Mining Corporation until November, 2006. He worked with Newmont for ten years holding increasingly senior roles including CFO from 1999 to 2005.

Paul A. Carroll, is President of Carnarvon Capital Corporation, a corporate management and investment company, and President and CEO of World Wide Minerals Ltd., a former uranium mining and marketing company. He is a member of the Ontario Bar and has had a 45 year legal career, commencing in 1965 when he joined Smith Lyons, which grew to become a major Toronto law firm. In 2001, Smith Lyons was merged into Gowling Lafleur Henderson LLP, which was then Canada’s largest law firm. Mr. Carroll retired from the active practice of law in 2003. He has been a director and officer of many publicly traded and privately held companies, in the mining, oil and gas, real estate and financial services industries, including Dundee Corporation, World Wide Minerals Ltd., International Corona Corp. and Zemex Corp.

Mark E. Goodman, is Executive Chairman of the Board of Cogitore Resources Inc. and is a member of the board of several publicly traded and privately held companies, including Valdez Gold Inc., Odyssey Resources Ltd., Corona Gold Corp. and the Dynamic Venture Opportunities Fund.

13.4	Reliance on Certain Exemptions

During the Corporation’s most recently completed financial year, the Corporation has not relied on the exemptions contained in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6, 3.8 or Part 8 of Multilateral Instrument 52-110.

13.5	Audit Committee Oversight

At no time since the commencement of the most recently completed financial year of the Corporation was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the directors of the Corporation.

13.6	Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

13.7	External Auditor Service Fees

The aggregate fees billed to the Corporation by the Corporation’s external auditors in each of the last two fiscal years for (i) audit services (Audit Fees), (ii) assurance and related services by the external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and that are not included in Audit Fees (Audit-Related Fees), (iii) professional services rendered by the Corporation’s external auditor for tax compliance, tax advice, and tax planning (Tax Fees), and (iv) products and services provided by the Corporation's external auditor, other than Audit Fees, Audit-Related Fees and Tax Fees (All Other Fees), are as follows:

Year Ended September 30th	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2011	$92,000	$10,000	$33,900	Nil
2010	$70,000	$35,280	$93,318	Nil

(1)	Aggregate fees billed for services provided in auditing the Corporation’s annual financial statements.
(2)

Aggregate fees not included in “audit fees” that are billed by the auditors for the assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s statements or as related to a prospectus.

(3)	Aggregate fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.
(4)	Aggregate fees billed by the auditors for products and services not included in the foregoing categories.

Pursuant to the Audit Committee Charter, the Audit Committee has the responsibility to review and approve the fees charged by the external auditors for audit services, and to review and approve all services other than audit services to be provided by the external auditors, and associated fees.

ITEM 14 -	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except for the complaints filed by the Sheep Mountain Alliance against the MBOCC, CDPHE, and EFRC related to the approval of the Special Use Permit for the Piñon Ridge Mill described above, there are no material legal proceedings involving the Corporation or its properties as at the date of this Annual Information Form and the Corporation knows of no such proceedings currently contemplated. The Corporation is not subject to any penalties or sanctions and has not entered into any settlement agreements with a court or securities regulatory authority.

ITEM 15 -	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed above and elsewhere in this Annual Information Form, no insider of the Corporation has any interest in material transactions involving the Corporation.

ITEM 16 -	TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common Shares of the Corporation is CIBC Mellon Trust Company, at its offices in Toronto, Ontario.

ITEM 17 -	MATERIAL CONTRACTS

The following are material contracts of the Corporation, other than contracts entered into in the ordinary course of business, that are material to the Corporation and which were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect as of the date of this Annual Information Form:

1.

The Corporation is party to an agency agreement dated March 24, 2011 with Dundee Securities Ltd., Haywood Securities Inc., Scotia Capital Inc., Versant Partners Inc., Cormark Securities Inc. and Toll Cross Securities Inc. (collectively, the “Agents”) whereby the Corporation appointed the

Agents as exclusive agents to offer for sale by way of short form prospectus, on a best efforts basis, up to 23,000,000 units at an offering price of $0.50 per unit for gross proceeds of $11,500,000.

2.	Radioactive Materials License granted to Energy Fuels Resources Corporation by the Colorado Department of Public Health and Environment on March 7, 2011, as amended August 19, 2011.

3.

On November 1, 2008, EFRC along with Lynx-Royal JV LLC (Lynx-Royal) finalized the formation of Colorado Plateau Partners LLC, to acquire, explore, evaluate and, if justified, mine uranium properties located in the states of Colorado and Utah. As its initial contribution, EFRC contributed certain mineral leases located in the states of Colorado and Utah, which are currently controlled by the Corporation. Lynx-Royal’s initial contribution was 82 claims also located in the states Colorado and Utah. Colorado Plateau Partners LLC will initially be owned 50:50 by each party, subject to changes in ownership interests based on future expenditures.

4.

On June 30, 2008, EFRC along with Lynx-Royal JV LLC completed the formation of the Arizona Strip Partners LLC, a joint venture company created to explore uranium properties in the Arizona Strip region of Northern Arizona. EFRC’s interest in the JV is 50%, subject to adjustments based on future developments. EFRC contributed the Arizona acreage currently controlled by the Corporation and 172 unpatented claims from the High Plains JV.

5.

On May 22, 2008, EFRC completed the formation of West Lisbon JV LLC a joint venture with Mesa Uranium Company (“Mesa”) to explore Mesa’s 60 DAR claims located about two miles south of the Energy Queen Mine. West Lisbon contemplates a 50-50 shared expenditure agreement to conduct exploration drilling on the DAR property.

6.

Joint Venture Agreement dated November 15, 2006 between the Corporation and High Plains Uranium, Inc. to explore 172 unpatented mining claims in Coconino and Mohave Counties in Arizona. The Corporation’s initial interest in the joint venture is 50%, which interest may be increased to 80% as a result of certain events and expenditures by the Corporation.

ITEM 18 -	INTERESTS OF EXPERTS

18.1	Names of Experts

Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado prepared the Whirlwind Technical Report, the Energy Queen Technical Report and the Sage Plain Project Technical Report.

O. Jay Gatten, Professional Geologist, of North American Exploration, Inc. prepared the San Rafael Technical Report, filed on SEDAR on March 24, 2011.

18.2	Interests of Experts

To the best knowledge of management of the Corporation, as at the date hereof, none of the experts, or designated professionals of the experts (as that term is defined in NI 51-102F2), named above under “Names of Experts” had any registered or beneficial interest, direct or indirect, in any securities or other property of the Corporation or its associates or affiliates when the experts prepared their respective reports and did not receive any such interests after the date of their respective technical reports.

ITEM 19 -	ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the management information circular of the Corporation dated February 9, 2011, which was distributed in connection with the annual meeting of shareholders of the Corporation held on March 9, 2011. Additional financial information is provided in the 2011 Annual Financial Statements and 2011 Annual MD&A.

APPENDIX “A”

ENERGY FUELS INC.

AUDIT COMMITTEE CHARTER

The responsibilities and composition requirements of audit committees are as set out in the Canadian Securities Administrators’ Multilateral Instrument 52-110-Audit Committees (“MI 52-110”).

Audit Committee Mandate

The Audit Committee ("Committee") is appointed by the Board to assist the Board in fulfilling its oversight responsibilities of the Corporation. In so doing, the Committee provides an avenue of communication among the external auditors, management, and the Board. The Committee's purpose is to ensure the integrity of financial reporting and the audit process, and that sound risk management and internal control systems are developed and maintained. In pursuing these objectives the Audit Committee oversees relations with the external auditors, and reviews the effectiveness of the internal audit function.

Responsibilities

The Committee's primary duties and responsibilities are as follows:

1.	Review and recommend to the Board:
	(i)	the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and
	(ii)	the compensation to be paid to the external auditor.
2.

Assume direct responsibility for overseeing the work of the external auditors engaged to prepare or issue an audit report or perform other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.	Review the Corporation's financial statements, Management Discussion and Analysis and annual and interim earnings press releases before such documents are publicly disclosed by the Corporation.
4.

The Committee must satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in 3 above, and must periodically assess the adequacy of those procedures.

5.	Establish procedures for:
	(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and
	(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
6.	Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

Authority of the Committee

The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it. The Committee shall also have the authority to communicate directly with the external auditors.

Composition

The Committee members shall meet the requirements of the OSC and the Toronto Stock Exchange. The Committee shall be comprised of three or more Directors as determined and appointed by the Board, each of whom shall be financially literate which entails an ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statement. Each Committee member shall also be independent as such term is defined in MI 52-110. The Board shall designate the Chairman of the Committee annually.

Remuneration

No member of the Committee may earn fees from the Corporation or any of its subsidiaries other than directors' fees or committee member fees (which fees may include cash, options or other in-kind consideration ordinarily available to directors). For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Corporation.

Meetings & Operating Procedures

  The Committee shall meet at least four times annually, or more frequently as circumstances dictate.
  A quorum shall be a majority of the members.
  In the absence of the Chairman of the Committee, the members shall appoint an acting Chairman.
  A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each Director of the Corporation in a timely fashion.
  The Chairman of the Committee shall prepare and/or approve an agenda in advance of each meeting.
  The Committee, in consultation with management and the external auditors, shall develop and participate in a process for review of important financial topics that have the potential to impact the Corporation's financial policies and disclosures.
  The Committee shall communicate its expectations to management and the external auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditors in advance of meeting dates.
  The Committee should meet privately in executive session at least quarterly with management, the external auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed.
  In addition, the Committee or at least its Chair should communicate with management and the external auditors quarterly to review the Corporation's financial statements and significant findings based upon the auditor's limited review procedures.

  The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities.
  The Committee expects that, in discharging their responsibilities to the shareholders, the external auditors shall be accountable to the Board through the Committee. The external auditors shall report all material issues or potentially material issues to the Committee.

Review Procedures

  The Committee shall review and reassess the adequacy of this Charter at least annually, submit it to the Board for approval and ensure that it is in compliance with Toronto Stock Exchange and OSC regulations.